04039105

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE
6-30-04

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant's name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___×___ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __×__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___×___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This report on Form 6-K contains the following:

1. Annual Report for the year ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date July 26, 2004

By /s/ T. Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

ANNUAL REPORT 2004

Year ended March 31, 2004

HIGHLIGHTS OF THE YEAR

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2004, 2003 and 2002

			Millions of yen	Millions of U.S. dollars
	2004	2003	2002	**2004**
For the year:				
Revenues	**¥8,632,450**	¥ 8,191,752	¥7,993,784	**$81,438**
Operating income (loss)	**184,863**	152,967	(117,415)	**1,744**
Net income (loss)	**15,876**	27,867	(483,837)	**150**
Cash dividends declared	**26,385**	20,107	10,013	**249**
At year-end:				
Total assets	**¥9,590,322**	¥10,179,389	¥9,915,654	**$90,475**
Stockholders' equity	**2,168,131**	1,853,212	2,304,224	**20,454**
			Yen	U.S. dollars
Per share data:				
Net income (loss):				
Basic	**¥ 4.81**	¥ 8.31	¥(144.95)	**$0.05**
Diluted	**4.75**	8.19	(144.95)	**0.04**
Net income (loss) per ADS (representing 10 shares):				
Basic	**48**	83	(1,450)	**0.45**
Diluted	**47**	82	(1,450)	**0.44**
Cash dividends declared	**8.0**	6.0	3.0	**0.08**
Cash dividends declared per ADS (representing 10 shares)	**80**	60	30	**0.75**
Stockholders' equity	**657.42**	550.76	690.28	**6.20**

Notes: 1. The consolidated figures in this annual report are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥106=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2004. See note 3 of the accompanying notes to consolidated financial statements.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the remeasurement of the obligation upon adoption of EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," are included as part of operating income (loss). See the consolidated statements of operations and notes 18, 19 and 20 to the consolidated financial statements. The restructuring charges mainly represent impairment losses incurred with the reorganization of the business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio.

CONTENTS

CAUTIONARY STATEMENT

Certain statements contained in this annual report may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends are used to assist readers in identifying these "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based on current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to: rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports; uncertainty as to Hitachi's access to, and ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies; uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi's periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Your Company is making headway toward achieving a key goal of its medium-term management plan—positive FIV* in fiscal 2005. To drive medium- and long-term growth, Hitachi is actively pursuing business portfolio realignment while creating and nurturing new businesses that will support the Company in the future. We will advance these strategies guided by a corporate philosophy since our founding of contributing to society through technology and by ensuring that the Hitachi Group of the 21st century fulfills its corporate social responsibility.

* FIV (Future Inspiration Value):
FIV is Hitachi's economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.



Etsuhiko Shoyama
President, Chief Executive Officer and Director

OPERATING RESULTS

Total revenues for fiscal 2003, ended March 31, 2004, rose 5% to ¥8,632.4 billion (US$81,438 million). Operating income climbed 21% to ¥184.8 billion (US$1,744 million) due mainly to improved earnings in the Electronic Devices, High Functional Materials & Components and Financial Services segments. A changed product mix and other actions have driven growth in products with a competitive edge, and we are steadily seeing the benefits of structural reforms.

Income before income taxes and minority interests increased 145% to ¥237.1 billion (US$2,237 million), partly due to gains on the sale of affiliates' shares. Although net income was above projections, at ¥15.8 billion (US$150 million), it was 43% lower year on year on account of a 277% increase in income taxes to ¥198.6 billion (US$1,874 million), which was the result of the sale of affiliates' shares and other factors.

Fiscal 2003 capital investment was ¥296.1 billion (US$2,794 million) and R&D expenditures were ¥371.8 billion (US$3,508 million), with 46% of this accounted for by the Information & Telecommunication Systems segment.

We saw a significant improvement in our financial position during fiscal 2003. Interest-bearing debt fell ¥343.0 billion to ¥2,497.5 billion (US$23,562 million) while stockholders' equity rose ¥314.9 billion to ¥2,168.1 billion (US$20,454 million). As a result, the stockholders' equity ratio improved 4.4 points to 22.6% and the debt/equity ratio, including minority interests, improved by 0.25 points from a year earlier to 0.84.

The annual cash dividend per share was raised from ¥6.0 in fiscal 2002 to ¥8.0 in fiscal 2003.

BUSINESS PORTFOLIO REALIGNMENT AND MEASURES TO RAISE EARNINGS

The key goal of "i.e.HITACHI Plan *II*," our current medium-term management plan launched in January 2003, is positive FIV in fiscal 2005, as I said at the start of this letter. Pivotal to reaching this goal are growth in targeted fields and the creation of new businesses to reshape our business portfolio, as well as other measures.

In fiscal 2005, we expect to be capable of generating consolidated operating income in excess of ¥400 billion on total revenues in the order of ¥9 trillion. This performance would give us a positive FIV in that year.

When we formulated this business plan, we assumed that we would realign around 20% of our business portfolio by fiscal 2005. We are now expecting that this will be around 10%. We have already realigned our semiconductor and hard disk drive (HDD) operations.

Actions are continuing to realign our business portfolio based on the basic stance that we must make individual businesses stronger. Through "i.e.HITACHI Plan *II*" we are setting Hitachi apart and bolstering our ability to compete by leveraging the collective strengths of the Hitachi Group. But all of our businesses must be strong to accomplish this goal. Reaching this goal while delivering competitive products and services and, as a result, generating high earnings, is what shareholders, customers, employees and other stakeholders expect of Hitachi. That's why, where we find it difficult to strengthen businesses on our own, we are choosing the optimal strategy that best serves the interests of your company. Measures include forming alliances, establishing joint ventures, acquisitions and divestitures.

This is precisely what we have done with our HDD business. In December 2002, we acquired IBM Corporation's HDD operations and later integrated them with our own. While this business recorded an operating loss in fiscal 2003, it moved into the black on a quarterly basis in the fourth quarter of the past fiscal year—earlier than we initially expected.

Semiconductor operations tell a similar story, underscoring the merits of our approach. We established joint venture companies, which are equity-method affiliates, raising competitiveness through business integration. In respect of DRAM operations, Elpida Memory, Inc., a joint venture established with NEC Corporation in 1999, is ramping up production capacity at a state-of-the-art fabrication facility and has bolstered its capabilities with respect to development and design technologies. And Renesas Technology Corp. was profitable in its first fiscal year. This company is a joint venture with Mitsubishi Electric Corporation formed in April 2003 to which we transferred most of our semiconductor operations, centering on system LSIs.

Other operations besides the HDD and semiconductor businesses have been targeted for realignment, too. In display operations, the focus has shifted from LCDs for the notebook PC market to small and medium-sized LCDs, particularly for mobile phones featuring higher resolution color displays, and LCDs for large flat screen TVs. These efforts to improve the product mix produced a marked improvement in earnings. Also of note is that Fujitsu Hitachi Plasma Display Limited, a joint venture established by Hitachi and Fujitsu Limited in 1999, has captured the top share in the plasma display panel industry and plans to bolster its production capacity moving forward. Fujitsu Hitachi Plasma Display is an equity-method affiliate of Hitachi.

In the home appliances sector of the consumer business, we have pushed ahead with structural reforms centered on reducing fixed expenses. Initiatives have included a substantial reduction in the size of our workforce in Japan accompanied by expansion of production overseas. A more competitive cost structure will be the result. In digital media products, we have reorganized and integrated production bases in Japan and overseas for existing AV products such as CRT TVs and VTRs. At the same time, we have shifted our focus to digital consumer electronics, leveraging close collaboration with Hitachi Group companies possessing superior technology in key components. Hitachi commands the leading share in plasma TVs in the Japanese market and has captured a world-leading share in optical disk drives.

And more actions have already been taken in fiscal 2004. In April 2004, we established a joint venture with Casio Computer Co., Ltd. to enhance the efficiency of new product development and strengthen other areas in our mobile phone operations. The new company is an equity-method affiliate. The same month, the magnetic materials business of Hitachi Metals, Ltd. was integrated with Sumitomo Special Metals Co., Ltd. to form NEOMAX Co., Ltd., which became a subsidiary.

Other actions have been announced. October 2004 will see Hitachi integrate its automated teller machine (ATM) and other information equipment businesses with those of Omron Corporation in a joint venture company that will become a subsidiary. We also plan to sell our entire stake in Hitachi Printing Solutions, Ltd., a subsidiary that develops, manufactures and sells printers, to Ricoh Company, Ltd. In another move also planned for October 2004, Hitachi plans to merge with equity-method affiliate TOKICO LTD. and subsidiary Hitachi Unisia Automotive, Ltd. as part of efforts to strengthen the automotive systems business with a view to generating sales of ¥1 trillion in fiscal 2010.

In addition to these initiatives, Hitachi has been advancing Corporate Innovation Initiative *II*. This includes the "Inspire A Businesses" strategy to strengthen targeted businesses and create new ones; Project C *II* to improve the efficiency of working capital; and Project D to reduce procurement costs. These and other measures are designed to improve our profitability.

MEASURE FOR CONTINUOUS GROWTH

Our "i.e.HITACHI Plan *II*" also incorporates elements that look further into the future. An integral element of the plan is to create and nurture new businesses that will support Hitachi's medium- and long-term growth. Leading the way will be the Hitachi Group Headquarters. Established in April 2004, this internal organization is responsible for spearheading efforts to devise and execute management strategy for continuously raising the corporate value of the Hitachi Group. That will be done through capturing greater synergies within the Group along with other measures designed to ensure that we realize our full potential. Along with these actions, we will reinforce R&D in respect of both frontier and platform research. The former aims to cultivate future mainstay businesses, while the latter has a more immediate focus of increasing productivity and quickening the pace of product development throughout the Hitachi Group.

Hitachi is focusing on two targeted business domains—"New Era Lifeline Support Solutions," which strengthen and fuse information system services and social infrastructure systems; and "Global Products Incorporating Advanced Technology," which is centered on highly competitive hardware and software—to derive synergies while setting itself apart in the marketplace. These businesses have been designated as "Inspire A Businesses," businesses that will drive our growth. Businesses where Hitachi can best leverage its strengths, in an environment where elemental technologies and markets now cut across several business groups, are also designated as "Inspire A Businesses." Hitachi will take whatever steps are necessary to

TARGETED BUSINESS DOMAINS

EXAMPLES OF "NEW ERA LIFELINE SUPPORT SOLUTIONS" BUSINESSES

- Outsourcing business
- μ-chip solutions business
- Biomedical business
- SAN/NAS storage solutions business
- Railway systems business
- Urban redevelopment business

EXAMPLES OF "GLOBAL PRODUCTS INCORPORATING ADVANCED TECHNOLOGY" BUSINESSES

- HDD business
- Automotive systems business
- Digital consumer electronics business
- Battery business
- Semiconductor/LCD manufacturing and inspection equipment business

reinforce these businesses, including allocating resources and establishing an operating framework that facilitates collaboration among many businesses in the Hitachi Group. For example, Hitachi is making forward-looking investments in automotive systems, battery, biomedical and other businesses emboldened with enormous growth potential.

And Hitachi is continuing with measures designed to nurture employees and create new businesses, including the establishment of virtual venture companies by "corporate senior staff." The objective is to turn venture companies into full-fledged businesses much in the same manner as Hitachi has done with μ-chip solutions, which capitalizes on the special features of our μ-chip, a small contactless Radio Frequency Identification IC chip.

BOLSTERING GLOBAL BUSINESSES

To bolster our competitiveness overseas and realize new growth, we are also concentrating resources on businesses and products where we can be one of the top three players in the global market. And to accelerate business development in global markets, including the expanding Chinese market, we are strengthening business structures that have close ties to the regions where we do business.

In the "Global Products Incorporating Advanced Technology" domain, we have strong positions in HDDs, optical disk drives, recording media and highly functional materials and components, key components and materials used in PCs, digital consumer electronics and other digital-related products. And we are growing plasma TVs, LCD projectors and other products. In the "New Era Lifeline Support Solutions" domain, our SAN/NAS storage solutions business is working to expand. Moreover, in the Power & Industrial Systems segment, we are seeing significant growth in construction machinery and are working to expand orders for coal-fired power generation facilities and railway systems.

IN CONCLUSION

Amid intensifying competition in world markets, we have our sights firmly set on the goal of being our customers' "best solutions partner" by delivering competitive products and services that are of even greater value to them. We are determined to meet the expectations of our stakeholders, including shareholders, customers and employees, and society by strengthening individual businesses and becoming more competitive by drawing on all of the Group's diverse resources. This will drive up the Hitachi Group's corporate value and thus shareholder value. I have no doubt that we can achieve this.

June 24, 2004



Etsuhiko Shoyama
President, Chief Executive Officer and Director

EXAMPLES OF "NEW ERA LIFELINE SUPPORT SOLUTIONS" BUSINESSES

OUTSOURCING BUSINESS

3 BIOMEDICAL BUSINESS



2 µ-CHIP SOLUTIONS BUSINESS

1

Today, as companies seek to concentrate resources on core competencies, more and more are turning to specialist firms to manage and maintain their information systems on a contract basis. Responding to this trend, Hitachi is expanding its data center and strategic outsourcing businesses.

Data center outsourcing entails the monitoring, operation and maintenance of information systems on behalf of clients and the hosting of servers and networks under tightly controlled security environments. In Japan, Hitachi supports over 1,000 corporate clients to more efficiently operate their information systems at its 19 data centers.

Strategic outsourcing provides comprehensive support for customers' information systems, everything from consulting to systems design, construction, operation and maintenance. As necessary, Hitachi establishes joint venture companies with clients to conduct strategic outsourcing. At present, Hitachi is providing services through such means to SHOWA DENKO K.K., UFJ Bank Limited, Nichirei Corporation and other companies.

2

The μ-chip is one of the world's smallest contactless Radio Frequency Identification IC chips, measuring a mere 0.4mm square—and the basis for a new solutions business at Hitachi.

The μ-chip has many attributes. Each one has a unique 38-digit ID number that cannot be overwritten. Because product data on a μ-chip, including product information and production history, is stored on a host computer under tight security, data tampering and unauthorized use can be prevented, unlike with rewriteable ID tags. And using the μ-chip's most notable feature—its size—which allows this tiny IC chip to be affixed to products of different shapes and sizes, and even embedded in paper, Hitachi is creating solutions in a broad range of fields.

The μ-chip has already been selected for use in the admission ticket system at The 2005 World Exposition, Aichi, Japan, and in the supply chain management of steel products. Efforts are accelerating toward developing viable businesses and on trials in a large number of fields. Fields where the μ-chip could soon find a home are in the traceability of agricultural products, and the prevention and detection of counterfeiting of brand-name goods.

3

The biomedical market is being reshaped by the growing reliance on advanced medical treatment, the advent of personalized medical services and the growing application of biotechnology in medicine.

To expand the biomedical business, the Hitachi Group is strengthening the medical diagnostic systems business, including DNA sequencers, where Hitachi commands a world-leading share, and aiming to quickly create viable businesses in new fields. Three specific domains are targeted. One is advanced diagnosis and therapy such as positron emission tomography cancer diagnosis, proton beam cancer therapy, intelligent operating rooms and robot-assisted surgery. The second is applied medical biotechnology such as DNA diagnosis and tissue engineering. The third domain is medical-related services, which involve the sale of home diagnostic devices for diabetes along with related services, as well as management support for medical institutions.

EXAMPLES OF "GLOBAL PRODUCTS INCORPORATING ADVANCED TECHNOLOGY" BUSINESSES

4 HDD BUSINESS



6 DIGITAL CONSUMER ELECTRONICS BUSINESS






18x
HITACHI


Environment
Safety
Information


HITACHI

7 BATTERY BUSINESS

5 AUTOMOTIVE SYSTEMS BUSINESS

4

Hard disk drives (HDDs) are expected to exhibit strong growth in the coming years due to their rapidly expanding use in digital consumer electronics and other new fields. Demand is also increasing in existing IT applications such as PCs, servers and disk array subsystems.

In December 2002, in a move aimed at reinforcing its HDD business, Hitachi acquired the HDD operations of IBM Corporation, now Hitachi Global Storage Technologies. With this development, Hitachi now boasts the broadest product lineup in the industry and world-class R&D capabilities. Hitachi is particularly strong in the promising field of small HDDs—the Company commands a world-leading share in 2.5-inch drives for notebook PCs and leads the industry in large-capacity one-inch HDDs for digital consumer electronics such as digital audio players and digital cameras.

5

Hitachi has, heretofore, provided a broad range of automotive system components, including engine control products, electrical system equipment and on-board information devices. With electrical and electronic systems expected to be used more in automobiles in the future, Hitachi is well placed to benefit with its superior technologies. In its industrial components and equipment and rail vehicle businesses, Hitachi has considerable experience and proven expertise with respect to the motors and inverters that will be the key components for hybrid and electric vehicles, where demand is expected to burgeon. Through the announced merger with TOKICO LTD., Hitachi is aiming to add TOKICO's proven drive control technologies such as braking and suspension to its own technology storehouse in pursuit of Intelligent Transport Systems (ITS), an advanced vehicle control system that fuses the four essential automobile functions: driving, steering, braking and communicating.

In specific terms, Hitachi is seeking to expand its automotive systems business by concentrating on four systems areas in three fields: "environment" (engine management systems and electric powertrain systems), "safety" (drive control systems) and "information" (vehicle information systems).

6

Hitachi is developing its digital consumer electronics business around plasma TVs, DVD recorders, DVD camcorders and LCD projectors, with one overriding objective—beautiful pictures.

Hitachi's plasma TVs make full use of the Company's proprietary technologies to deliver high picture quality. Since the debut of a 32-inch model in 2001, Hitachi has continued to set the pace in the Japanese plasma TV market, and is riding this momentum to expand its plasma TV business overseas. Expansion is also the theme in DVD camcorders and DVD recorders, where Hitachi is broadening its lineup. One Hitachi DVD recorder boasts a 400-gigabyte HDD to respond to customer demands for products that can record large volumes of data and high-quality pictures. And as demand grows for home theater systems, Hitachi will expand its LCD projector business with products featuring high definition LCD panels.

Through this lineup of products, Hitachi is providing an environment where beautiful, digital-grade pictures can be enjoyed with ease.

7

Hitachi is developing fuel cells, and lithium-ion batteries for automotive use. In fuel cells, efforts are focused on leveraging the Hitachi Group's wide-ranging technologies to develop the low-cost materials and modules and systems that will make fuel cells commercially viable for mobile equipment as well as stand-alone fuel cells for home and commercial use.

In lithium-ion batteries for automotive use, since commercializing its first products in 2000, Hitachi has been conducting research to raise the performance of these batteries. Hitachi, Ltd. has announced plans to establish a company with subsidiary Shin-Kobe Electric Machinery Co., Ltd. in fiscal 2004 to strengthen the business of lithium-ion batteries for hybrid electric vehicles with an eye on full-scale expansion in demand.

Years ended March 31, 2004, 2003 and 2002

MAIN PRODUCTS AND SERVICES

- **Information & Telecommunication Systems**
  Systems Integration
  Software
  Disk Array Subsystems
  Hard Disk Drives
  Servers
  Mainframes
  PCs
  Telecommunication Equipment

- **Electronic Devices**
  LCDs
  Semiconductor Manufacturing Equipment
  Testing and Measurement Equipment
  Medical Electronics Equipment

- **Power & Industrial Systems**
  Nuclear Power Plants
  Thermal Power Plants
  Hydroelectric Power Plants
  Industrial Machinery and Plant Construction
  Air-Conditioning Equipment
  Construction Machinery
  Rail Vehicles
  Elevators
  Escalators
  Automotive Products

- **Digital Media & Consumer Products**
  Optical Disk Drives
  TVs
  Mobile Phones
  LCD Projectors
  Room Air Conditioners
  Refrigerators
  Washing Machines
  Batteries
  Video Tapes
  Information Storage Media

- **High Functional Materials & Components**
  Wires and Cables
  Copper Products
  Ductile Cast-Iron Products
  Forged and Cast-Steel Products
  Specialty Steels
  Magnetic Materials
  Chemical Products
  Electrical Insulating Materials
  Synthetic Resins
  Carbon Products
  Printed Circuit Boards
  Fine Ceramics

- **Logistics, Services & Others**
  General Trading
  Transportation
  Property Management

- **Financial Services**
  Loan Guarantees
  Leasing
  Insurance Services

INDUSTRY SEGMENTS

		Millions of yen			Millions of U.S. dollars
		2004	2003	2002	**2004**
Revenues	Information & Telecommunication Systems	**¥ 2,314,552**	¥ 1,899,651	¥ 1,829,661	**$ 21,835**
	Electronic Devices	**1,312,380**	1,570,069	1,487,200	**12,381**
	Power & Industrial Systems	**2,297,913**	2,297,068	2,266,895	**21,678**
	Digital Media & Consumer Products	**1,226,955**	1,205,551	1,170,744	**11,575**
	High Functional Materials & Components	**1,297,085**	1,248,550	1,250,248	**12,237**
	Logistics, Services & Others	**1,256,266**	1,449,594	1,430,825	**11,852**
	Financial Services	**550,982**	579,267	567,138	**5,198**
	Subtotal	**10,256,133**	10,249,750	10,002,711	**96,756**
	Eliminations & Corporate items	**(1,623,683)**	(2,057,998)	(2,008,927)	**(15,318)**
	Total	**8,632,450**	8,191,752	7,993,784	**81,438**
Operating income (loss) (note 2 on page 13)	Information & Telecommunication Systems	**¥ 69,932**	¥ 110,523	¥ 35,757	**$ 660**
	Electronic Devices	**30,424**	(23,242)	(163,633)	**287**
	Power & Industrial Systems	**33,933**	53,253	55,004	**320**
	Digital Media & Consumer Products	**6,951**	6,204	(14,675)	**66**
	High Functional Materials & Components	**46,767**	18,301	(22,024)	**441**
	Logistics, Services & Others	**533**	10,352	3,257	**5**
	Financial Services	**22,388**	12,067	37,403	**211**
	Subtotal	**210,928**	187,458	(68,911)	**1,990**
	Eliminations & Corporate items	**(26,065)**	(34,491)	(48,504)	**(246)**
	Total	**184,863**	152,967	(117,415)	**1,744**

OTHERS

		Millions of yen			Millions of U.S. dollars
		2004	2003	2002	2004
Capital investment (Property, plant and equipment)	Information & Telecommunication Systems	**¥ 82,052**	¥ 72,752	¥ 89,769	**$ 774**
	Electronic Devices	**39,577**	91,297	114,602	**373**
	Power & Industrial Systems	**71,672**	70,739	74,549	**676**
	Digital Media & Consumer Products	**31,947**	35,135	38,677	**302**
	High Functional Materials & Components	**62,425**	60,676	80,232	**589**
	Logistics, Services & Others	**29,251**	30,828	40,125	**276**
	Financial Services	**522,894**	467,678	472,129	**4,933**
	Subtotal	**839,818**	829,105	910,083	**7,923**
	Eliminations & Corporate items	**(23,271)**	(41,609)	(53,804)	**(220)**
	Total	**816,547**	787,496	856,279	**7,703**
Depreciation (Property, plant and equipment)	Information & Telecommunication Systems	**¥ 81,314**	¥ 59,139	¥ 69,219	**$ 767**
	Electronic Devices	**52,013**	112,786	162,146	**491**
	Power & Industrial Systems	**73,503**	70,175	62,944	**693**
	Digital Media & Consumer Products	**37,802**	40,841	44,025	**357**
	High Functional Materials & Components	**66,771**	73,055	81,827	**630**
	Logistics, Services & Others	**25,702**	28,836	36,351	**242**
	Financial Services	**95,460**	91,591	69,349	**901**
	Subtotal	**432,565**	476,423	525,861	**4,081**
	Eliminations & Corporate items	**3,488**	3,851	3,557	**33**
	Total	**436,053**	480,274	529,418	**4,114**
R&D expenditures	Information & Telecommunication Systems	**¥ 169,882**	¥ 121,379	¥ 136,714	**$ 1,603**
	Electronic Devices	**40,923**	105,549	116,706	**386**
	Power & Industrial Systems	**69,868**	64,634	63,733	**659**
	Digital Media & Consumer Products	**33,221**	33,875	37,593	**314**
	High Functional Materials & Components	**43,384**	41,741	47,501	**409**
	Logistics, Services & Others	**12,525**	8,553	11,983	**118**
	Financial Services	**2,022**	1,423	1,218	**19**
	Total	**371,825**	377,154	415,448	**3,508**
Assets	Information & Telecommunication Systems	**¥1,759,163**	¥ 1,702,104	¥1,307,248	**$16,596**
	Electronic Devices	**899,821**	1,345,835	1,246,285	**8,489**
	Power & Industrial Systems	**2,191,091**	2,194,445	2,060,169	**20,671**
	Digital Media & Consumer Products	**781,386**	782,420	743,515	**7,372**
	High Functional Materials & Components	**1,185,662**	1,298,973	1,349,133	**11,185**
	Logistics, Services & Others	**1,027,699**	1,016,599	1,051,712	**9,695**
	Financial Services	**2,062,921**	1,932,459	2,114,367	**19,461**
	Subtotal	**9,907,743**	10,272,835	9,872,429	**93,469**
	Eliminations & Corporate items	**(317,421)**	(93,446)	43,225	**(2,994)**
	Total	**9,590,322**	10,179,389	9,915,654	**90,475**

		2004	2003	2002
Number of employees	Information & Telecommunication Systems	**91,254**	86,630	69,966
	Electronic Devices	**25,688**	42,470	42,705
	Power & Industrial Systems	**82,142**	81,869	76,523
	Digital Media & Consumer Products	**34,370**	34,722	35,612
	High Functional Materials & Components	**51,742**	51,887	54,881
	Logistics, Services & Others	**29,278**	29,998	28,483
	Financial Services	**4,490**	4,448	4,500
	Others	**3,605**	3,745	5,071
	Corporate	**3,775**	3,803	3,776
	Total	**326,344**	339,572	321,517

GEOGRAPHIC SEGMENTS

				Millions of yen	Millions of U.S. dollars
		2004	2003	2002	**2004**
Revenues					
Japan	Outside customer sales	**¥6,364,411**	¥6,290,654	¥6,134,554	**$60,041**
	Intersegment transactions	**854,532**	1,026,916	892,562	**8,062**
	Total	**7,218,943**	7,317,570	7,027,116	**68,103**
Asia	Outside customer sales	**993,471**	651,228	607,041	**9,372**
	Intersegment transactions	**312,153**	351,006	349,337	**2,945**
	Total	**1,305,624**	1,002,234	956,378	**12,317**
North America	Outside customer sales	**784,782**	802,582	830,959	**7,404**
	Intersegment transactions	**25,894**	38,753	45,382	**244**
	Total	**810,676**	841,335	876,341	**7,648**
Europe	Outside customer sales	**404,278**	379,615	364,840	**3,814**
	Intersegment transactions	**32,949**	28,382	32,268	**311**
	Total	**437,227**	407,997	397,108	**4,125**
Other Areas	Outside customer sales	**85,508**	67,673	56,390	**807**
	Intersegment transactions	**2,655**	2,645	2,359	**25**
	Total	**88,163**	70,318	58,749	**832**
	Subtotal	**9,860,633**	9,639,454	9,315,692	**93,025**
	Eliminations & Corporate items	**(1,228,183)**	(1,447,702)	(1,321,908)	**(11,587)**
	Total	**8,632,450**	8,191,752	7,993,784	**81,438**
Operating income (loss) (note 2 on page 13)					
Japan		**¥ 177,102**	¥ 155,684	¥ (70,420)	**$ 1,671**
Asia		**33,363**	18,357	(5,090)	**315**
North America		**4,733**	6,336	(21,053)	**45**
Europe		**10,512**	6,720	4,007	**99**
Other Areas		**3,245**	2,097	1,842	**30**
	Subtotal	**228,955**	189,194	(90,714)	**2,160**
	Eliminations & Corporate items	**(44,092)**	(36,227)	(26,701)	**(416)**
	Total	**184,863**	152,967	(117,415)	**1,744**

REVENUES BY MARKET

		Millions of yen			Millions of U.S. dollars
		2004	2003	2002	**2004**
Japan	**Revenues**	**¥5,654,856**	¥5,546,543	¥5,444,662	**$53,348**
	Percentage of Total Revenues (%)	**66**	68	68	
Outside Japan	**Asia**	**1,212,844**	1,017,439	896,050	**11,442**
	Percentage of Total Revenues (%)	**14**	12	11	
	North America	**873,243**	890,684	930,629	**8,238**
	Percentage of Total Revenues (%)	**10**	11	12	
	Europe	**655,824**	537,029	513,310	**6,187**
	Percentage of Total Revenues (%)	**7**	7	6	
	Other Areas	**235,683**	200,057	209,133	**2,223**
	Percentage of Total Revenues (%)	**3**	2	3	
	Subtotal	**2,977,594**	2,645,209	2,549,122	**28,090**
	Percentage of Total Revenues (%)	**34**	32	32	
	Total	**8,632,450**	8,191,752	7,993,784	**81,438**

Notes: 1. This information is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the remeasurement of the obligation upon adoption of EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," are included as part of operating income (loss). See the consolidated statements of operations and notes 18, 19 and 20 to the consolidated financial statements. The restructuring charges mainly represent impairment losses incurred with the reorganization of the business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio.

INFORMATION & TELECOMMUNICATION SYSTEMS

This segment recorded a 22% increase in revenues, to ¥2,314.5 billion (US$21,835 million). One reason was the addition of hard disk drive (HDD) operations acquired from IBM Corporation. However, operating income declined 37%, to ¥69.9 billion (US$660 million) due to losses in HDD operations and other factors.


OPERATING INCOME
¥69.9
BILLION
REVENUES
¥2,314.5
BILLION
A high-end disk array subsystem
Hitachi Outsourcing Okayama Center
A 3.5-inch HDD with a large 400-gigabyte capacity

SOFTWARE AND SERVICES

In software and services, sales rose slightly compared with the previous fiscal year. Software sales declined despite healthy sales of software products such as system operation management software. The decrease was the result of falling prices, lower sales of platform software in line with falling demand for mainframes, and other factors. On the other hand, services recorded a year-on-year rise in sales due to robust growth in the outsourcing business and services for automated teller machine (ATM)-related systems from financial institutions.

Earnings decreased in both software and services due to falling software prices and unprofitable projects in the services business.

HARDWARE

The hardware sector saw an increase in sales for the year. Storage products, one of Hitachi's targeted businesses, recorded significantly higher sales due to the inclusion of results from the HDD business Hitachi acquired from IBM Corporation, which counterbalanced lower sales of disk array subsystems caused by a sluggish Japanese market and other factors. Server operations sales were in line with the previous fiscal year as expanded production under OEM agreements offset the effect of falling prices. Telecommunications sales increased year on year due to growth in sales of base stations for data communication systems for third-generation mobile phones in Japan and other factors.

Earnings were down year on year in the hardware sector as a whole, the result of lower server earnings due to falling prices, losses in HDD operations and lower earnings in other areas. Higher earnings in telecommunications were not enough to offset these factors.

Hitachi has announced that it will integrate its ATM and other information equipment businesses with those of Omron Corporation in a joint venture company to be established in October 2004. The new company will be a subsidiary of Hitachi. In an unrelated development, Hitachi, in the same month, will sell its entire stake in Hitachi Printing Solutions, Ltd., a subsidiary that develops, manufactures and sells printers, to Ricoh Company, Ltd.

ELECTRONIC DEVICES

Segment revenues decreased 16%, to ¥1,312.3 billion (US$12,381 million), mainly as a result of the transfer of most semiconductor operations to equity-method affiliate Renesas Technology Corp., a joint venture with Mitsubishi Electric Corporation. The segment posted operating income of ¥30.4 billion (US$287 million), reversing an operating loss of ¥23.2 billion a year earlier.

OPERATING INCOME
¥30.4
BILLION

REVENUES
¥1,312.3
BILLION



A high-resolution TFT LCD module for mobile phones



Hitachi High-Technologies' 300mm wafer-compatible CD-Measurement SEM

DISPLAYS

Sales as a whole increased substantially from the previous fiscal year. Strong year-on-year growth was recorded by small and medium-size thin-film transistor (TFT) LCDs due to expansion in demand accompanying the use of higher resolution color displays in mobile phones. Sales of large TFT LCDs also grew, with the start of production of LCDs for large flat screen TVs. However, sales of picture tubes for projection TVs fell year on year.

Earnings improved markedly from the previous fiscal year due to higher sales of high-value-added products, including high-resolution color LCDs for mobile phones.

HITACHI HIGH-TECHNOLOGIES CORPORATION

Sales increased year on year. In electronic device systems, sales edged up from the previous fiscal year. While sales of scanners manufactured by ASML Holding NV declined, strong growth was recorded in critical dimension measurement scanning electron microscopes (CD-Measurement SEM) and etching systems. In life science systems, a decline in DNA sequencers led sales lower year on year. But sales grew in information systems and electronic components on strong sales of chip mounters, organic light emitting diodes (OLED) production equipment and optical pick-ups for DVDs. Sales also increased in advanced industrial products due to sharply higher sales of optical media components.

Earnings increased year on year, the result of an improvement in advanced industrial products earnings and higher earnings in electronic device systems.

HITACHI MEDICAL CORPORATION

Sales increased slightly from the previous fiscal year, with growth in sales of X-ray equipment offsetting lower sales of magnetic resonance imaging systems and X-ray CT systems. Earnings declined year on year.

POWER & INDUSTRIAL SYSTEMS

Segment revenues were on a par with the previous fiscal year at ¥2,297.9 billion (US$21,678 million). Sales from power systems, industrial systems and other sectors were sluggish, but sales growth was recorded in automotive systems, partly reflecting the inclusion of the former Unisia JECS Corporation (now Hitachi Unisia Automotive, Ltd.), which became a subsidiary in October 2002. Sales growth was also recorded in construction machinery. Operating income decreased 36%, to ¥33.9 billion (US$320 million).

OPERATING INCOME
¥33.9
BILLION

REVENUES
¥2,297.9
BILLION



An 800-series train (named *Tsubame*) for Kyushu Railway Company's Kyushu Shinkansen Line



Battery-less electric 4WD system for automobiles



Hitachi Construction Machinery's ultra-large hydraulic excavator

POWER SYSTEMS

Sales declined year on year despite higher sales of maintenance services for power plants. This decrease reflected lower sales of power plants due to curbs on capital expenditures at electric power companies amid lackluster electricity demand in Japan. Earnings also fell, the result of lower sales and additional expenses for nuclear power-related facilities.

INDUSTRIAL SYSTEMS

Sales were down year on year because of a drop-off in water and sewage facility sales, which resulted from curbs on public-works spending in Japan, and lower sales of industrial plants. Earnings declined, too, due to lower sales, additional expenses at environmental plants in Japan and other factors.

AUTOMOTIVE SYSTEMS

Sales and earnings were both up, mainly on higher sales to overseas markets and the contribution from the consolidation of Hitachi Unisia Automotive, Ltd. in October 2002.

Hitachi, Ltd. has announced that it will merge with TOKICO LTD. and Hitachi Unisia Automotive in October 2004 to strengthen the automotive systems business.

URBAN PLANNING AND DEVELOPMENT SYSTEMS

Sales were largely the same as in the previous fiscal year, with firm sales for maintenance and services offsetting lower elevator and escalator sales, reflecting fewer orders involving large construction projects in Japan. Earnings rose due to reductions in fixed expenses and other factors.

HITACHI CONSTRUCTION MACHINERY CO., LTD.

Strong construction machinery sales in overseas markets, notably China and Europe, drove sales and earnings higher year on year.

HITACHI PLANT ENGINEERING & CONSTRUCTION CO., LTD.

Sales and earnings declined year on year due to lower sales for construction of nuclear power plants in Japan. Firm sales were recorded for the installation of clean rooms.

DIGITAL MEDIA & CONSUMER PRODUCTS

Segment revenues edged up 2%, to ¥1,226.9 billion (US$11,575 million), and operating income rose 12%, to ¥6.9 billion (US$66 million).

OPERATING INCOME
¥6.9
BILLION

REVENUES
¥1,226.9
BILLION



This high-speed recordable DVD drive is compatible with all DVD recording formats.



Mainstay home appliances (upper: room air conditioner, left: refrigerator, lower: washer-dryer)


maxell
DVD-R

A Hitachi Maxell DVD-R

DIGITAL MEDIA

Sales in this sector increased year on year. Sales of optical disk drives were flat as higher shipments were negated by falling prices. However, strong growth was recorded in sales of plasma TVs and sales of mobile phones also rose year on year.

Sector earnings improved as optical disk drives posted higher earnings on the back of a strong performance in recordable DVD drives, and on higher sales of plasma TVs and mobile phones.

HOME APPLIANCES

Sales fell year on year due to weak sales of room air conditioners in the wake of a cool summer and mild winter in Japan, overshadowing higher sales of refrigerators and washing machines.

Earnings also fell as mainstay products, room air conditioners, refrigerators and washing machines, again turned in lackluster results, and the mild winter in Japan hurt the performance of heating appliances.

HITACHI MAXELL, LTD.

Sales declined year on year. While recordable DVDs recorded significantly higher sales, falling unit prices brought down sales of computer tapes. Sales were also lower of lithium-ion batteries and video and audio tapes.

Earnings decreased due to an increase in expenses for developing new businesses and falling computer tape unit prices.

HIGH FUNCTIONAL MATERIALS & COMPONENTS

Segment revenues rose 4%, to ¥1,297.0 billion (US$12,237 million), and operating income jumped 156%, to ¥46.7 billion (US$441 million) on strong electronics-related products sales as well as the benefits of structural reforms.

OPERATING INCOME
¥46.7
BILLION

REVENUES
¥1,297.0
BILLION



Hitachi Chemical's anisotropic conductive films for LCDs



Hitachi Metals' magnets



Hitachi Cable's dual gauge copper strips for semiconductors

HITACHI CHEMICAL CO., LTD.

Sales rose year on year. Sales of electronics-related products climbed due to growth in sales of slurry for chemical mechanical planarization, die bonding materials for semiconductors and anisotropic conductive films for LCDs. In chemical-related products, sales rose as lower sales of batteries and other products were outweighed by higher sales of carbon anode materials for lithium-ion batteries and electromagnetic shielding films for plasma display panels. In housing equipment and environmental facilities, sales rose on higher sales of system kitchens and other products.

Earnings increased year on year due to growth in electronics-related products.

HITACHI METALS, LTD.

Sales increased year on year. In high-grade metal products and materials, sales rose due to growth in automotive components and materials and electronics-related materials. In electronics and IT devices, sales were buoyed by growth in sales of IT equipment as well as higher sales of magnets. In high-grade casting components for automobiles, growth in sales of aluminum wheels and heat-resistant steel and iron castings drove sales higher year on year. On the other hand, sales dropped sharply in construction components, plant and equipment due to the October 2003 sale of water treatment equipment operations.

Earnings improved due to higher sales and cost cutting.

In April 2004, Hitachi Metals' magnetic materials business was integrated with Sumitomo Special Metals Co., Ltd. to form NEOMAX Co., Ltd., which became a subsidiary.

HITACHI CABLE, LTD.

Sales were higher than in the previous fiscal year. In wires and cables, increased sales of industrial cables on the back of an upturn in private-sector plant and equipment investment in Japan led sales higher. In information systems and electronic components, sales were up year on year, paced by growth in sales of information transmission system products and compound semiconductors that outweighed lower sales of semiconductor packaging materials. In copper products, although copper tubes saw a decrease, sales rose year on year due to increased sales of copper strips, mainly for lead frames for semiconductors. In electric equipment, construction and others, sales dropped year on year because of a lower volume of electrical transmission construction.

Earnings improved due to the benefits of structural reforms and other factors.

REVIEW OF OPERATIONS

LOGISTICS, SERVICES & OTHERS

Segment revenues decreased 13%, to ¥1,256.2 billion (US$11,852 million). Overseas sales companies saw sales decline due to the transfers of semiconductor and HDD sales operations. Operating income dropped 95%, to ¥0.5 billion (US$5 million) due to the abovementioned overseas sales companies sales decline and increase in costs for strengthening new businesses. A one-time charge for changes in pension plans also affected operating income.

OPERATING INCOME
¥0.5
BILLION

REVENUES
¥1,256.2
BILLION



Hitachi Transport System's Fukuoka Distribution Center

HITACHI TRANSPORT SYSTEM, LTD.

Sales increased year on year. In the domestic distribution business, sales increased on strong growth in the logistics solutions business, despite lower sales in general cargo and in-factory distribution. In the overseas distribution business, sales were on a par with the previous fiscal year, with higher volumes to China negated by lower volumes in seaborne freight of large plants and in air cargo to North America.

Earnings rose due to growth in the logistics solutions business and cost-cutting.

OTHERS

General trading companies Hitachi America, Ltd., Hitachi Europe Ltd. and Hitachi Asia Ltd. saw sales drop sharply due to the transfer of semiconductor sales operations to equity-method affiliate Renesas Technology Corp. and HDD sales operations to Hitachi Global Storage Technologies.

REVIEW OF OPERATIONS

FINANCIAL SERVICES

Segment revenues decreased 5%, to ¥550.9 billion (US$5,198 million), the result of low interest rates and a declining volume of automobile loans to individuals. Operating income climbed 86%, to ¥22.3 billion (US$211 million) in the absence of one-time charges, such as providing for pension reforms, in the previous fiscal year at Hitachi Capital Corporation.

OPERATING INCOME
¥22.3
BILLION

REVENUES
¥550.9
BILLION



Electric toll collection auto card and Multifunctional IC card

HITACHI CAPITAL CORPORATION

Volume rose over the previous fiscal year. Earnings also increased due to efforts to pare operating expenses, particularly financing costs.

In the finance sector, volumes declined in the automobile finance business as the company shifted focus from automobile loans to leases. However, due to higher volumes of home appliance, refurbishment and housing loans as well as financing for medical equipment at medical institutions, overall finance sector volume increased slightly. Earnings declined due to lower automobile loan volume.

In other financial services, both volume and earnings rose over the previous fiscal year due to an increase in alliance partners in the securitization and outsourcing businesses. In January 2004, Hitachi Capital acquired UNUM Japan Accident Insurance Co., Ltd., establishing an operating base for non-life insurance operations.

CHAIRMAN'S MESSAGE

Hitachi has been striving to enhance corporate governance in order to establish an executive system that facilitates speedy business operations and a high degree of management transparency. This was the motivation for the adoption of the Committee System in June 2003 by Hitachi, Ltd. and its 18 publicly owned Group companies. The system ensures the effective supervision of management and promotes faster decision-making by demarcating responsibilities for management oversight and those for execution of business operations. The establishment of the Hitachi Group Headquarters was another move inspired by the desire to bolster our management framework. This new organization is charged with devising and executing strategies that give full play to the collective strengths of the Hitachi Group.

The Hitachi Group, in addition to possessing a wide-ranging portfolio of businesses, counts among its members publicly listed subsidiaries that command strong positions in their respective spheres of operation in Japan. Our strategies are designed to strengthen the businesses of each Group company while capturing greater synergies throughout the Group, with the goal of lifting our enterprise value.

Hitachi, Ltd. has 14 directors, three of whom serve concurrently as executive officers. Four directors come from outside Hitachi. Each director brings a unique perspective and different skills and experience to the Board of Directors, and is working to stimulate discussion on the Board and to ensure that transparency remains a beacon for management.

I am confident that these measures will accelerate the creation of group management that is best suited to the unique nature of Hitachi and bolster the Group's competitiveness so that we can increase shareholder value.

June 24, 2004

T. Kanai

Tsutomu Kanai
Chairman of the Board



Tsutomu Kanai
Chairman of the Board

CORPORATE GOVERNANCE

Hitachi, Ltd. and its 18 publicly owned Group companies in June 2003 adopted the *Committee System, a management system that was made possible by the revised* Japanese Commercial Code, in a move made to strengthen corporate governance. By demarcating responsibilities for management oversight and those for the execution of business operations, Hitachi's aim was to establish an executive system that facilitates speedy business operations and a high degree of transparency.

Through this, Hitachi is working to create an agile framework for the execution of core strategies contained in the "i.e.HITACHI Plan *II*" medium-term management plan, while making management highly transparent by adding four outside directors to the Board of Directors. Furthermore, Hitachi directors and executive officers serve concurrently as directors and committee members at Group companies. At the same time, through the Group Management Committee, established when the Committee System was adopted, and the Hitachi Group Headquarters, established in April 2004, Hitachi is strengthening integrated management of the Group, improving management oversight of Group companies and executing business strategies formulated to enable the Hitachi Group to demonstrate its collective strengths. The goal is higher corporate value.

BOARD OF DIRECTORS

The Board of Directors determines basic management policies and supervises executive officers in the performance of their duties while entrusting to executive officers considerable authority to make decisions with respect to Hitachi's business affairs. As of June 24, 2004, the Board of Directors was made up of 14 directors, four of whom are from outside Hitachi. Three directors serve concurrently as executive officers. Chairman of the Board, Tsutomu Kanai, however, does not concurrently serve as an executive officer. Within the Board of Directors, there are three statutory committees—the Nominating Committee, Audit Committee and Compensation Committee—with outside directors accounting for the majority of members of each committee. In addition, Hitachi established the Group Management Committee of its own accord. Following the adoption of the Committee System, the Board of Directors had met on nine separate occasions through March 31, 2004, and the attendance rate of directors at those meetings was 98%. The Nominating Committee, Audit Committee and Compensation Committee met three, seven and three times, respectively, during the fiscal year ended March 31, 2004.

(1) Nominating Committee

The Nominating Committee has the authority to decide on proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of directors.

(2) Audit Committee

The Audit Committee audits the performance of directors and executive officers and has the authority to decide on proposals submitted to the General Meeting of Shareholders for the appointment and dismissal of independent auditors. Regarding the reliability of financial reports, the Audit Committee monitors the independent auditors, and receives the audit plans of the independent auditors in advance to ensure that these auditors are not influenced by executive officers. Moreover, the prior approval of the Audit Committee is required with respect to the remuneration of the independent auditors and non-audit work performed by these auditors.

(3) Compensation Committee

The Compensation Committee has the authority to determine remuneration policies for directors and executive officers and set remuneration for individuals based on them. The remuneration of executives is made up of a monthly salary and retirement allowance as well as a year-end bonus for directors and a performance-linked bonus for executive officers. The remuneration of directors is thus generally fixed, but the performance-linked bonus for executive officers is decided based on the Company's and an individual's personal performance. While Hitachi also grants stock options as an incentive to raise the enterprise value, the Company's remuneration system for executives predominantly involves the payment of remuneration in the form of cash.

(4) Group Management Committee

As a voluntarily established body that monitors and provides advice with respect to management of the Hitachi Group as a whole, the Group Management Committee complements the oversight functions of and decision-making on basic management policy of the Board of Directors. The Group Management Committee is made up of two divisions. Division 1 receives reports on various matters from the Hitachi Group's publicly listed companies for the purpose of improving the monitoring of Group companies. Division 2 deliberates on the medium-term direction of Group management and offers its views to the Board of Directors.

Regarding risk management, each division implements countermeasures, such as the formulation of rules and guidelines. Furthermore, to ensure greater efficiency in the execution of day-to-day operations and compliance, internal audits are conducted to monitor business operations so that improvements can be made. Moreover, to ensure strict legal compliance, Hitachi has various committees and a whistle-blower system.

The New York Stock Exchange Corporate Governance Listing Standards

Hitachi's ADSs are listed on the New York Stock Exchange (the "NYSE"). Hitachi is therefore required to comply with the NYSE's new corporate governance listing standards (the "NYSE Standards"), which were approved by the SEC in November 2003. As a foreign private issuer, Hitachi is not required to follow several of the NYSE Standards. Hitachi's corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain an NYSE listing and, in accordance with Section 303A.11 of NYSE's Listed Company Manual, a brief, general summary of those differences is as follows:

(a) Director independence

The NYSE Standards require a majority of the membership of NYSE listed company boards to be composed of independent directors. Hitachi's Board of Directors consists of 14 members, four of whom are "outside directors," as required under the Commercial Code of Japan (the "Commercial Code"). The Commercial Code defines an outside director as a director (i) who does not execute the company's business, (ii) has never been an executive director (a director who executes the company's business), executive officer, manager or any other employee of the company or its subsidiaries, and (iii) who is not an executive director or executive officer of its subsidiaries or a manager or any other employee of the company or its subsidiaries.

(b) Non-management directors' executive sessions

The NYSE Standards require non-management directors of NYSE listed companies to meet at regularly scheduled executive sessions without management. Neither the Commercial Code, nor Hitachi's Board of Directors Regulations require Hitachi non-management directors to hold such meetings.

(c) Committee member composition

The NYSE Standards require NYSE listed companies to have a nominating/corporate governance committee, audit committee and compensation committee that are composed entirely of independent directors. Hitachi's nominating committee, audit committee and compensation committee are composed of majority of outside directors in accordance with the Commercial Code.

(d) Miscellaneous

In addition to the above differences, Hitachi is not required to make its nominating, audit and compensation committees prepare a written charter that addresses either purposes and responsibilities or performance evaluations in a manner that satisfies the NYSE's requirements, make publicly available one or more documents which purport to summarize all aspects of its corporate governance guidelines, or adopt a code of business conduct and ethics for its directors, officers and employees that complies fully with the NYSE's requirements.

BOARD OF DIRECTORS

(As of June 24, 2004)


Tsutomu Kanai


Etsuhiko Shoyama


Yoshiki Yagi


Kotaro Muneoka


Takashi Miyoshi


Ginko Sato


Hiromichi Seya


Akira Chihaya


Toshiro Nishimura


Isao Uchigasaki


Takashi Kawamura


Yoshiro Kuwata


Hiroshi Kuwahara


Masayoshi Hanabusa

CHAIRMAN OF THE BOARD	**Tsutomu Kanai*(1)(3)***	
DIRECTORS	*** Etsuhiko Shoyama(1)(3)**	***Representative Executive Officer President, Chief Executive Officer and Director***
	Yoshiki Yagi*(2)*	
	Kotaro Muneoka(2)	
	*** Takashi Miyoshi**	***Senior Vice President, Executive Officer and Director***
	Ginko Sato(1)(2)	*President, Japan Association for the Advancement of Working Women*
	Hiromichi Seya(1)(2)(3)	*Senior Corporate Advisor, Asahi Glass Co., Ltd.*
	Akira Chihaya(3)	*Representative Director and Chairman of the Board, Nippon Steel Corporation*
	Toshiro Nishimura(1)(2)(3)	*Founder, Senior Council, Nishimura & Partners*
	*** Isao Uchigasaki**	***Hitachi Group Executive Officer and Director***
	Takashi Kawamura	
	Yoshiro Kuwata	
	Hiroshi Kuwahara	
	Masayoshi Hanabusa	

** Denotes directors who serve concurrently as executive officers.*

Numbers in parentheses beside names show committee membership: (1)Nominating Committee, (2)Audit Committee, and (3)Compensation Committee. Italicized numbers in bold type show committee chairmen.

EXECUTIVE OFFICERS



Etsuhiko Shoyama



Katsukuni Hisano



Isao Ono



Michiharu Nakamura



Kazuo Furukawa



Hiroaki Nakanishi



Takashi Hatchoji



Takashi Miyoshi

REPRESENTATIVE EXECUTIVE OFFICER
PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Etsuhiko Shoyama

REPRESENTATIVE EXECUTIVE OFFICERS
EXECUTIVE VICE PRESIDENTS AND EXECUTIVE OFFICERS

Katsukuni Hisano	*Automotive Systems Business*
Isao Ono	*Sales Operations, Information & Telecommunication Systems Business and Digital Media Business*
Michiharu Nakamura	*Research & Development, Business Incubation and Corporate Export Regulation*

SENIOR VICE PRESIDENTS AND EXECUTIVE OFFICERS

Kazuo Furukawa	*Information & Telecommunication Systems Business*
Hiroaki Nakanishi	*Hitachi Group Global Business and Business Development*
Takashi Hatchoji	*Hitachi Group Legal and Corporate Communications, Corporate Auditing and Human Resources*

SENIOR VICE PRESIDENT, EXECUTIVE OFFICER AND DIRECTOR

Takashi Miyoshi	*Finance and Corporate Pension System*

VICE PRESIDENTS AND EXECUTIVE OFFICERS

Takuya Tajima	*Sales Operations*
Shigeharu Mano	*Power Systems Business*
Kazuhiro Mori	*Industrial Systems Business*
Yoshito Tsunoda	*Urban Planning and Development Systems Business*
Manabu Shinomoto	*Platform and Network Systems Business*
Kazuhiro Tachibana	*Digital Media Business*
Taiji Hasegawa	*Automotive Systems Business*
Minoru Tsukada	*Sales Operations (Kansai Area)*
Makoto Ebata	*Group Management*
Iwao Hara	*Human Resources*

EXECUTIVE OFFICERS

Masaharu Sumikawa	*Power & Industrial Systems Business and Production Engineering*
Shozo Saito	*Power Systems Engineering*
Yasuo Sakuta	*Intellectual Property*
Takao Suzuki	*Sales Operations (Chugoku Area)*
Koichiro Nishikawa	*Business Development*
Masahiro Hayashi	*System Solutions Business*

HITACHI GROUP EXECUTIVE OFFICER AND DIRECTOR

Isao Uchigasaki	*Hitachi Group Management Strategy*

FINANCIAL SECTION

CONTENTS

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries
March 31, 2004 and 2003

Assets	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars (note 3) 2004
Cash and cash equivalents	**¥ 764,396**	¥ 828,171	**$ 7,211,283**
Short-term investments (note 4)	**177,949**	186,972	**1,678,764**
Trade receivables, net of allowance for doubtful receivables and unearned income of ¥43,287 million ($408,368 thousand) for 2004 and ¥40,520 million for 2003			
Notes (note 8)	**142,802**	153,587	**1,347,189**
Accounts (notes 5 and 8)	**2,043,727**	1,903,640	**19,280,443**
Inventories (note 6)	**1,123,406**	1,187,529	**10,598,170**
Prepaid expenses and other current assets (note 10)	**515,909**	496,490	**4,867,066**
Investments in leases (notes 7 and 8)	**451,753**	437,076	**4,261,821**
Investments and advances, including affiliated companies (note 4)	**908,962**	726,442	**8,575,113**
Property, plant and equipment (notes 7 and 11):			
Land	**419,846**	445,283	**3,960,811**
Buildings	**1,690,096**	1,838,853	**15,944,302**
Machinery and equipment	**4,899,239**	5,709,409	**46,219,236**
Construction in progress	**49,011**	67,909	**462,368**
	7,058,192	8,061,454	**66,586,717**
Less accumulated depreciation	**4,825,330**	5,460,404	**45,521,981**
Net property, plant and equipment	**2,232,862**	2,601,050	**21,064,736**
Other assets (notes 9 and 10)	**1,228,556**	1,658,432	**11,590,151**
	¥9,590,322	¥10,179,389	**$90,474,736**

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars (note 3) 2004
Short-term debt (note 11)	**¥ 623,816**	¥ 825,860	**$ 5,885,057**
Current installments of long-term debt (notes 7 and 11)	**559,647**	502,586	**5,279,689**
Trade payables:			
Notes	**67,581**	71,934	**637,556**
Accounts	**1,220,033**	1,140,130	**11,509,745**
Accrued expenses	**797,935**	799,211	**7,527,689**
Income taxes (note 10)	**78,438**	54,091	**739,981**
Advances received	**216,544**	252,861	**2,042,868**
Other current liabilities (note 10)	**347,060**	358,555	**3,274,151**
Long-term debt (notes 7 and 11)	**1,314,102**	1,512,152	**12,397,189**
Retirement and severance benefits (note 12)	**1,273,509**	1,932,646	**12,014,236**
Other liabilities (note 10)	**124,710**	124,573	**1,176,509**
Total liabilities	**6,623,375**	7,574,599	**62,484,670**
Minority interests	**798,816**	751,578	**7,536,000**
Stockholders' equity:			
Common stock (notes 11 and 13)	**282,032**	282,032	**2,660,679**
Capital surplus (note 13)	**551,690**	562,214	**5,204,623**
Legal reserve (note 14)	**109,163**	111,309	**1,029,839**
Retained earnings (notes 11 and 14)	**1,651,272**	1,655,029	**15,578,038**
Accumulated other comprehensive loss (note 16)	**(393,864)**	(755,525)	**(3,715,698)**
Treasury stock, at cost (note 15)	**(32,162)**	(1,847)	**(303,415)**
Total stockholders' equity	**2,168,131**	1,853,212	**20,454,066**
Commitments and contingencies (note 17)			
	¥9,590,322	¥10,179,389	**$90,474,736**

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2004, 2003 and 2002

			Millions of yen	Thousands of U.S. dollars (note 3)
	2004	2003	2002	**2004**
Revenues:				
Product sales (note 5)	**¥7,652,205**	¥7,235,069	¥7,005,470	**$72,190,613**
Financial and other services	**980,245**	956,683	988,314	**9,247,595**
Total revenues	**8,632,450**	8,191,752	7,993,784	**81,438,208**
Cost of sales:				
Product sales	**(5,966,578)**	(5,617,932)	(5,563,709)	**(56,288,472)**
Financial and other services	**(743,576)**	(622,561)	(620,687)	**(7,014,868)**
Total cost of sales	**(6,710,154)**	(6,240,493)	(6,184,396)	**(63,303,340)**
Selling, general and administrative expenses	**(1,737,433)**	(1,798,292)	(1,926,803)	**(16,390,877)**
Impairment losses for long-lived assets (note 18)	**(26,085)**	(8,474)	(46,115)	**(246,085)**
Restructuring charges (note 19)	**(28,613)**	–	(288,096)	**(269,934)**
Interest income	**12,808**	14,158	22,481	**120,830**
Dividends income	**6,352**	8,921	6,134	**59,925**
Other income (note 20)	**142,010**	23,658	7,424	**1,339,717**
Interest charges	**(30,855)**	(34,338)	(45,830)	**(291,085)**
Other deductions (note 20)	**(23,331)**	(60,064)	(124,655)	**(220,104)**
Income (loss) before income taxes and minority interests	**237,149**	96,828	(586,072)	**2,237,255**
Income taxes (note 10)	**(198,655)**	(52,662)	71,114	**(1,874,104)**
Income (loss) before minority interests	**38,494**	44,166	(514,958)	**363,151**
Minority interests	**(22,618)**	(16,299)	31,121	**(213,377)**
Net income (loss)	**¥ 15,876**	¥ 27,867	¥ (483,837)	**$ 149,774**

Net income (loss) per share (note 21):			Yen	U.S. dollars (note 3)
Basic	**¥4.81**	¥8.31	¥(144.95)	**$0.05**
Diluted	**¥4.75**	¥8.19	¥(144.95)	**$0.04**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (note 3)
	2004	2003	2002	**2004**
Common stock (notes 11 and 13):				
Balance at beginning of year	**¥ 282,032**	¥ 282,032	¥ 281,754	**$ 2,660,679**
Conversion of convertible debentures	**0**	–	278	**0**
Balance at end of year	**¥ 282,032**	¥ 282,032	¥ 282,032	**$ 2,660,679**
Capital surplus (note 13):				
Balance at beginning of year	**¥ 562,214**	¥ 527,010	¥ 501,243	**$ 5,303,906**
Conversion of convertible debentures	**943**	370	359	**8,896**
Gains on sales of treasury stock	**48**	–	–	**453**
Increase (decrease) arising from issuance of subsidiaries' common stock, divestiture and other	**(11,515)**	34,834	25,408	**(108,632)**
Balance at end of year	**¥ 551,690**	¥ 562,214	¥ 527,010	**$ 5,204,623**
Legal reserve (note 14):				
Balance at beginning of year	**¥ 111,309**	¥ 110,751	¥ 109,815	**$ 1,050,085**
Net transfer from (to) retained earnings	**(1,849)**	554	978	**(17,443)**
Net transfer to minority interests arising from conversion of subsidiaries' convertible debentures	**(108)**	(24)	(5)	**(1,019)**
Net transfer from (to) minority interests arising from issuance of subsidiaries' common stock and other	**(189)**	28	(37)	**(1,784)**
Balance at end of year	**¥ 109,163**	¥ 111,309	¥ 110,751	**$ 1,029,839**
Retained earnings (notes 11 and 14):				
Balance at beginning of year	**¥1,655,029**	¥1,643,248	¥2,157,136	**$15,613,481**
Net income (loss)	**15,876**	27,867	(483,837)	**149,774**
Cash dividends	**(19,990)**	(10,013)	(28,373)	**(188,585)**
Net transfer from (to) legal reserve	**1,849**	(554)	(978)	**17,443**
Net transfer to minority interests arising from conversion of subsidiaries' convertible debentures	**(1,189)**	(291)	(64)	**(11,217)**
Net transfer to minority interests arising from changes in ownership interest in subsidiaries' common stock and other	**(303)**	(5,228)	(636)	**(2,858)**
Balance at end of year	**¥1,651,272**	¥1,655,029	¥1,643,248	**$15,578,038**
Accumulated other comprehensive loss (note 16):				
Balance at beginning of year	**¥ (755,525)**	¥ (258,484)	¥ (188,446)	**$ (7,127,594)**
Other comprehensive income (loss), net of reclassification adjustments	**359,116**	(495,861)	(69,948)	**3,387,887**
Net transfer from minority interests arising from conversion of subsidiaries' convertible debentures	**1,413**	30	1	**13,330**
Net transfer from (to) minority interests arising from issuance of subsidiaries' common stock and other	**1,132**	(1,210)	(91)	**10,679**
Balance at end of year	**¥ (393,864)**	¥ (755,525)	¥ (258,484)	**$ (3,715,698)**
Treasury stock, at cost (note 15):				
Balance at beginning of year	**¥ (1,847)**	¥ (333)	¥ –	**$ (17,425)**
Acquisition for treasury	**(30,464)**	(1,514)	(333)	**(287,396)**
Sales of treasury stock	**149**	–	–	**1,406**
Balance at end of year	**¥ (32,162)**	¥ (1,847)	¥ (333)	**$ (303,415)**
Total stockholders' equity	**¥2,168,131**	¥1,853,212	¥2,304,224	**$20,454,066**
Comprehensive income (loss) (note 16):				
Net income (loss)	**¥ 15,876**	¥ 27,867	¥ (483,837)	**$ 149,774**
Other comprehensive income (loss) arising during the year	**362,893**	(492,476)	(114,912)	**3,423,519**
Reclassification adjustments for net loss (gain) included in net income (loss)	**(3,777)**	(3,385)	44,964	**(35,632)**
Comprehensive income (loss)	**¥ 374,992**	¥ (467,994)	¥ (553,785)	**$ 3,537,661**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (note 3)
	2004	2003	2002	**2004**
Cash flows from operating activities (note 23):				
Net income (loss)	**¥ 15,876**	¥ 27,867	¥ (483,837)	**$ 149,774**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	**436,053**	480,274	529,418	**4,113,708**
Amortization	**117,561**	86,095	69,210	**1,109,066**
Impairment losses for long-lived assets	**26,085**	8,474	46,115	**246,085**
Deferred income taxes	**77,056**	(35,526)	(182,072)	**726,944**
Equity in earnings of affiliated companies, net	**(10,120)**	15,803	35,756	**(95,472)**
Gain on sale of investments and subsidiaries' common stock	**(137,925)**	(54,849)	(4,035)	**(1,301,179)**
Impairment of investments in securities	**12,893**	65,828	76,867	**121,632**
Loss (gain) on disposal of rental assets and other property	**13,274**	(14,064)	59,687	**125,226**
Income (loss) applicable to minority interests	**22,618**	16,299	(31,121)	**213,377**
(Increase) decrease in receivables	**(187,545)**	2,280	450,904	**(1,769,293)**
(Increase) decrease in inventories	**(67,026)**	7,994	261,229	**(632,321)**
(Increase) decrease in prepaid expenses and other current assets	**(3,075)**	3,170	(999)	**(29,009)**
Increase (decrease) in payables	**145,234**	96,777	(271,698)	**1,370,132**
Increase (decrease) in accrued expenses and retirement and severance benefits	**109,152**	(71,969)	70,813	**1,029,736**
Increase (decrease) in accrued income taxes	**27,741**	(5,825)	(48,174)	**261,707**
Increase (decrease) in other liabilities	**5,276**	11,989	(69,671)	**49,774**
Other	**3,415**	5,901	(25,526)	**32,217**
Net cash provided by operating activities	**606,543**	646,518	482,866	**5,722,104**
Cash flows from investing activities (note 23):				
(Increase) decrease in short-term investments	**10,035**	(8,162)	253,236	**94,670**
Capital expenditures	**(289,753)**	(323,825)	(429,835)	**(2,733,519)**
Purchase of assets to be leased	**(520,388)**	(459,036)	(444,931)	**(4,909,321)**
Collection of investments in leases	**432,257**	411,522	469,108	**4,077,896**
Proceeds from disposal of rental assets and other property	**122,258**	142,973	59,574	**1,153,377**
Proceeds from sale of investments and subsidiaries' common stock	**301,553**	167,350	55,354	**2,844,840**
Purchase of investments and subsidiaries' common stock	**(110,837)**	(262,424)	(129,527)	**(1,045,632)**
Purchase of software	**(131,576)**	(152,492)	(112,506)	**(1,241,283)**
Other	**(84,102)**	(135,191)	6,656	**(793,415)**
Net cash used in investing activities	**(270,553)**	(619,285)	(272,871)	**(2,552,387)**
Cash flows from financing activities (note 23):				
Decrease in short-term debt, net	**(193,286)**	(12,490)	(408,514)	**(1,823,453)**
Proceeds from long-term debt	**460,144**	375,802	573,373	**4,340,981**
Payments on long-term debt	**(587,335)**	(547,759)	(743,385)	**(5,540,896)**
Proceeds from sale of common stock by subsidiaries	**9,984**	1,872	42,466	**94,188**
Dividends paid to stockholders	**(19,961)**	(9,973)	(28,318)	**(188,311)**
Dividends paid to minority stockholders of subsidiaries	**(13,714)**	(13,108)	(13,401)	**(129,377)**
Acquisition of common stock for treasury	**(30,464)**	(1,514)	(333)	**(287,396)**
Proceeds from sales of treasury stock	**197**	–	–	**1,858**
Net cash used in financing activities	**(374,435)**	(207,170)	(578,112)	**(3,532,406)**
Effect of exchange rate changes on cash and cash equivalents	**(25,330)**	(21,266)	15,888	**(238,962)**
Net decrease in cash and cash equivalents	**(63,775)**	(201,203)	(352,229)	**(601,651)**
Cash and cash equivalents at beginning of year	**828,171**	1,029,374	1,381,603	**7,812,934**
Cash and cash equivalents at end of year	**¥764,396**	¥ 828,171	¥1,029,374	**$7,211,283**

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Hitachi, Ltd. (the Company) is a Japanese corporation, of which principal office is located in Japan. The Company's and its subsidiaries' lines of operations are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements as of and for the year ended March 31, 2004 include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. The consolidated financial statements as of March 31, 2003 and each of the two years then ended include the accounts of the Company and its majority-owned subsidiaries. The consolidated financial statements include accounts of certain subsidiaries, of which their fiscal year differs from March 31 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company's financial position and results of operations, with such subsidiaries during the period from their fiscal year-end to March 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The application of this interpretation did not have a material effect on the Company's consolidated financial statements as of and for the year ended March 31, 2004.

Investments in corporate joint ventures and affiliated companies that are accounted for using the equity method primarily relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company. Investments of less than 20% or where the Company does not have significant influence are accounted for using the cost method.

(c) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have maturities of generally three months or less when purchased to be cash equivalents.

(d) Allowance for doubtful receivables

Allowance for doubtful receivables, including both trade and investments in leases, is the Company's and subsidiaries' best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but are not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e) Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Under this standard, the assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of operations and are accumulated and included in accumulated other comprehensive loss as part of stockholders' equity.

(f) Investments in Securities and Affiliated Companies

The Company classifies investments in securities that have readily determinable fair values and all investments in debt securities in three categories: held-to-maturity securities, trading securities and available-for-sale securities.

Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include: the degree of change in the ratio of market prices per share to book value per share at the date of evaluation compared to that at the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors.

The Company evaluates the cost basis of a held-to-maturity security for possible impairment by taking into consideration the financial condition, business prospects and credit worthiness of the issuer.

Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in investee companies of the equity method and the cost method for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(g) Securitizations

The Company and certain subsidiaries have securitized certain financial assets such as lease receivables, trade receivables and others. In the securitization process, securitized assets are sold to Special Purpose Entities (SPEs) which are funded through the issuance of asset-backed securities to investors. When the Company and its subsidiaries sell the financial assets to the SPEs in a securitization transaction, the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

(h) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average cost method for raw materials and other inventories.

(i) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the following estimated useful lives:

Buildings	
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment	
Machinery	4 to 13 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

(j) Goodwill and Other Intangible Assets

Effective April 1, 2002, the Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement. Intangible assets with finite useful lives are amortized over their respective estimated useful lives.

(k) Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives. In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility. Such capitalized costs are amortized based on the ratio of each software's expected future revenue to current year's revenue.

(l) Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets or related group of assets to be held and used, including intangible assets with finite lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flow expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset exceeds the fair value. In calculating the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition.

(m) Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

(n) Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

The Company designates and accounts for hedging derivatives as follows:

- "Fair value" hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.
- "Cash flow" hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.
- "Foreign currency" hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge's inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

(o) Revenue Recognition

The Company generally recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is probable. The Company adopted the consensus of the FASB Emerging Issue Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," during the year ended March 31, 2004. The impact of adopting the consensus was not material to the Company's results of operations.

The Company enters into transactions that include multiple element arrangements which may include any combinations of hardware products, related software products, installment and maintenance. When some elements are delivered prior to others in an arrangement, revenue is deferred until the delivery of the last service element, unless transactions are such that fair value of the undelivered elements is available, the functionality of the delivered element is not dependent on the undelivered elements and delivered elements represent the culmination of the earnings process. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence ("VSOE"), or in the absence of VSOE, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

Product Sales:

Revenue from sales of these products is recognized when title and risk of loss have been transferred to the customer. Depending upon the terms of the contract or arrangement with the customer, this may occur at the time of shipment, when installation is completed or upon the attainment of customer acceptance. The Company's policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. Product warranties are offered on the Company's and certain subsidiaries' products (in certain cases separately priced) and a warranty accrual is established when sales are recognized and is based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

Price protection is provided to retailers of the Company's consumer products business and others. Price protection is provided to compensate the customers and retailers for a decline in the product's value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of operations. In addition, it is our policy to accrue reasonably and reliably estimated price adjustment at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon shipment are IT system products, semiconductor manufacturing equipment, test and measurement equipments, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products and automotive equipment. Revenues for railway vehicles are recognized upon acceptance or shipment, depending on contract terms. Product revenues that are recognized upon acceptance are medical electronic devices, industrial machinery and equipment, nuclear, thermal and hydroelectric power plants, and elevators and escalators.

Revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable.

The Company recognizes software revenue in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition," as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon shipment of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Customized software revenue is recognized upon customer acceptance. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services are recognized when the services are rendered.

The Company's standard software license agreement provides for a limited warranty that the license will operate substantially in accordance with the functionality described in the documentation provided with the products. The standard software license does not provide for right of return. The Company provides for warranty at the time of revenue recognition using historical experience of warranty claims. To date such warranty provisions have been insignificant.

Service Revenues:
Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

(p) Advertising

Advertising costs are charged to the statements of operations as incurred.

(q) Research and Development Costs

Research and development costs are charged to the statements of operations as incurred. Costs incurred in connection with the development of software products are accounted for in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

(r) Income Taxes

Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(s) Sales of Stock by Subsidiaries

The change in the Company's proportionate share of a subsidiary's equity resulting from issuance of stock by the subsidiary is accounted for as an equity transaction.

(t) Net Income Per Share

Net income per share is computed in accordance with SFAS No. 128, "Earnings per Share." This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statements of operations. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

(u) Stock-based Compensation

As of March 31, 2004, the Company has three stock-based employee compensation plans, which are described more fully in note 28. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For the years ended March 31, 2004, 2003 and 2002, the Company recognized no compensation expense related to employee stock options.

SFAS No. 123, "Accounting for Stock-based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net income (loss) and the per share information for the years ended March 31, 2004, 2003 and 2002 were not material.

(v) Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. This standard establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets and major customers. This standard was effective for the Company's fiscal year ended March 31, 1999. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in Securities Exchange Act filings with the SEC, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

(w) Guarantees

The Company recognizes, at the inception of the guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002, in accordance with the FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34."

(x) Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentations.

3. BASIS OF FINANCIAL STATEMENT TRANSLATION

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥106=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2004. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

4. INVESTMENTS IN SECURITIES AND AFFILIATED COMPANIES

Short-term investments as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Investments in securities:			
Available-for-sale securities	¥ 94,788	¥100,288	$ 894,227
Held-to-maturity securities	259	6,057	2,443
Trading securities	82,902	80,627	782,094
Short-term investments	¥177,949	¥186,972	$1,678,764

Investments and advances, including affiliated companies as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Investments in securities:			
Available-for-sale securities	¥311,414	¥297,656	$2,937,868
Held-to-maturity securities	1,070	1,487	10,094
Securities without readily determinable fair values	77,242	75,860	728,698
Investments in affiliated companies	389,295	237,024	3,672,594
Advances and others	129,941	114,415	1,225,859
Investments and advances, including affiliated companies	¥908,962	¥726,442	$8,575,113

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2004 and 2003.

								Millions of yen
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
				2004				2003
Short-term investments:								
Debt securities	¥ 53,979	¥ 45	¥ 2	¥ 54,022	¥ 52,432	¥ 61	¥ 50	¥ 52,443
Other securities	40,766	43	43	40,766	47,897	5	57	47,845
	94,745	88	45	94,788	100,329	66	107	100,288
Investments and advances:								
Equity securities	89,450	90,245	1,162	178,533	115,999	51,951	8,772	159,178
Debt securities	112,288	521	951	111,858	117,394	606	2,484	115,516
Other securities	20,620	476	73	21,023	23,033	75	146	22,962
	222,358	91,242	2,186	311,414	256,426	52,632	11,402	297,656
	¥317,103	¥91,330	¥2,231	¥406,202	¥356,755	¥52,698	¥11,509	¥397,944

	Thousands of U.S. dollars			
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
				2004
Short-term investments:				
Debt securities	$ 509,236	$ 425	$ 19	$ 509,642
Other securities	384,585	405	405	384,585
	893,821	830	424	894,227
Investments and advances:				
Equity securities	843,868	851,368	10,962	1,684,274
Debt securities	1,059,321	4,915	8,972	1,055,264
Other securities	194,528	4,491	689	198,330
	2,097,717	860,774	20,623	2,937,868
	$2,991,538	$861,604	$21,047	$3,832,095

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2004.

	Millions of yen				Thousands of U.S. dollars			
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer	
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
				2004				2004
Short-term investments:								
Debt securities	¥ 1,820	¥ 2	¥ –	¥ –	$ 17,170	$ 19	$ –	$ –
Other securities	127	7	166	36	1,198	66	1,566	339
	1,947	9	166	36	18,368	85	1,566	339
Investments and advances:								
Equity securities	4,692	563	3,305	599	44,264	5,311	31,180	5,651
Debt securities	20,089	775	15,080	176	189,519	7,312	142,264	1,660
Other securities	990	5	588	68	9,340	47	5,547	642
	25,771	1,343	18,973	843	243,123	12,670	178,991	7,953
	¥27,718	¥1,352	¥19,139	¥879	$261,491	$12,755	$180,557	$8,292

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the years ended March 31, 2004, 2003 and 2002 were ¥83,886 million ($791,377 thousand), ¥112,861 million and ¥62,783 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2004, 2003 and 2002 were ¥33,887 million ($319,689 thousand), ¥40,119 million and ¥6,585 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2004, 2003 and 2002 were ¥2,160 million ($20,377 thousand), ¥4,660 million and ¥2,700 million, respectively.

For the years ended March 31, 2004, 2003 and 2002, the amount of the net unrealized holding gain or loss on available-for-sale securities that has been included in accumulated other comprehensive loss was a net gain of ¥67,265 million ($634,575 thousand), a net loss of ¥60,907 million and a net loss of ¥97,972 million, respectively, and the amount of gains and losses reclassified out of accumulated other comprehensive loss was a net gain of ¥19,319 million ($182,255 thousand), a net gain of ¥5,999 million and a net loss of ¥74,842 million, respectively.

Trading securities consist mainly of investments in trust accounts. The portions of trading gains and losses for the years ended March 31, 2004, 2003 and 2002 that relate to trading securities still held at the balance sheet date were a gain of ¥2,214 million ($20,887 thousand), a loss of ¥437 million and a loss of ¥2,356 million, respectively.

The contractual maturities of debt securities and other securities classified as Investments and advances in the consolidated balance sheets as of March 31, 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Held-to-maturity	Available-for-sale	Total	Held-to-maturity	Available-for-sale	Total
			2004			2004
Due within five years	¥ 664	¥ 58,333	¥ 58,997	$ 6,264	$ 550,311	$ 556,575
Due after five years	406	74,548	74,954	3,830	703,283	707,113
	¥1,070	¥132,881	¥133,951	$10,094	$1,253,594	$1,263,688

Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

The aggregate fair values of investments in affiliated companies based on the quoted market price as of March 31, 2004 and 2003 were ¥159,774 million ($1,507,302 thousand) and ¥179,884 million, respectively. The aggregate carrying amount of such investments as of March 31, 2004 and 2003 were ¥114,636 million ($1,081,472 thousand) and ¥127,343 million, respectively.

As of March 31, 2004 and 2003, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥28,379 million ($267,726 thousand) and ¥25,061 million, respectively, between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, equity method goodwill of ¥7,434 million ($70,132 thousand) and ¥11,145 million, respectively, are included in investments in certain affiliated companies as of March 31, 2004 and 2003.

Summarized combined financial information relating to affiliated companies accounted for by the equity method is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Current assets	¥1,372,889	¥ 727,744	$12,951,783
Non-current assets	1,283,797	864,024	12,111,292
Current liabilities	1,251,814	601,162	11,809,566
Long-term liabilities	398,058	226,859	3,755,264

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Revenues	¥2,457,443	¥1,400,599	¥1,325,409	$23,183,425
Gross profit	374,535	233,772	189,674	3,533,349
Net income (loss)	14,581	(29,841)	(102,165)	137,557

On April 1, 2003 , Renesas Technology Corp. (Renesas), which focuses on system LSI (Large Scale Integration) operations, was incorporated through a corporate split procedure, where the Semiconductor & Integrated Circuits operations of the Company and Mitsubishi Electric Corporation were spun-off. Although the Company owns 55% of the voting stock of Renesas, the Company accounts for the investment under the equity method of accounting as Mitsubishi Electric Corporation has substantive participating rights per joint venture agreement. Total assets and net assets of the operations as of April 1, 2003 amounted to approximately ¥596,118 million ($5,623,755 thousand) and ¥147,443 million ($1,390,972 thousand), respectively.

5. RECEIVABLES

The aggregate annual maturities of the long-term trade receivables after March 31, 2005 included in Trade receivables-Accounts are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 7,094	$ 66,924
2007	4,871	45,953
2008	1,135	10,708
2009	1,044	9,849
Thereafter	1,976	18,641
	¥16,120	$152,075

Sales on an installment payment basis for the years ended March 31, 2004, 2003 and 2002 totaled ¥9,021 million ($85,104 thousand), ¥14,618 million and ¥17,647 million, respectively.

6. INVENTORIES

Inventories as of March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Finished goods	**¥ 333,337**	¥ 373,317	**$ 3,144,689**
Work in process	**632,358**	646,932	**5,965,641**
Raw materials	**157,711**	167,280	**1,487,840**
	¥1,123,406	¥1,187,529	**$10,598,170**

Inventories include items associated with major contracts which require long-term processing performed for more than 12 months. These items as of March 31, 2004 and 2003 aggregated ¥45,860 million ($432,642 thousand) and ¥40,585 million, respectively.

7. LEASES

The Company and certain subsidiaries are lessors of manufacturing machinery and equipment under financing and operating lease arrangements with terms ranging from 3 to 6 years.

Machinery and equipment at cost under operating leases and accumulated depreciation as of March 31, 2004 amounted to ¥1,304,476 million ($12,306,377 thousand) and ¥995,192 million ($9,388,604 thousand), respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimate useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2004 and the future minimum lease receivables of financing leases as of March 31, 2003:

	Millions of yen		Thousands of U.S. dollars	
	Financing leases	Operating leases	Financing leases	Operating leases
Years ending March 31		2004		2004
2005	**¥192,180**	**¥ 68,680**	**$1,813,019**	**$ 647,924**
2006	**138,267**	**54,543**	**1,304,406**	**514,557**
2007	**88,080**	**36,932**	**830,943**	**348,415**
2008	**52,697**	**18,688**	**497,142**	**176,302**
2009	**22,023**	**8,311**	**207,764**	**78,406**
Thereafter	**17,587**	**10,354**	**165,915**	**97,679**
Total minimum payments to be received	**510,834**	**¥197,508**	**4,819,189**	**$1,863,283**
Amount representing executory costs	**(28,936)**		**(272,981)**	
Unearned income	**(24,620)**		**(232,264)**	
Allowance for doubtful receivables	**(5,525)**		**(52,123)**	
Net investment in financing leases	**¥451,753**		**$4,261,821**	

	Millions of yen
	Financing leases
	2003
Total minimum payments to be received	¥496,238
Amount representing executory costs	(28,364)
Unearned income	(25,591)
Allowance for doubtful receivables	(5,207)
Net investment in financing leases	¥437,076

The Company and certain subsidiaries lease certain manufacturing machinery and equipment. The amount of leased assets at cost under capital leases as of March 31, 2004 and 2003 amounted to ¥34,080 million ($321,509 thousand) and ¥32,669 million, respectively, and accumulated depreciation as of March 31, 2004 and 2003 amounted to ¥16,655 million ($157,123 thousand) and ¥14,231 million, respectively.

In March 2003, the Company entered into a sale and lease back agreement for its headquarter land and building for total proceeds of ¥40,000 million. The lease back is classified as an operating lease with a term of thirty-eight months. A portion of the gain on sale which represents the present value of the minimum lease payments over the lease term, has been deferred and is being recognized over the lease term. This deferral amounted to ¥8,551 million.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2004:

Years ending March 31	Millions of yen		Thousands of U.S. dollars	
	Capital leases	Operating leases	Capital leases	Operating leases
		2004		2004
2005	¥ 4,418	¥ 9,097	$ 41,679	$ 85,821
2006	3,789	7,190	35,745	67,830
2007	2,632	4,217	24,830	39,783
2008	1,817	3,069	17,142	28,953
2009	1,654	1,944	15,604	18,340
Thereafter	2,145	5,268	20,236	49,698
Total minimum lease payments	16,455	¥30,785	155,236	$290,425
Amount representing executory costs	(494)		(4,661)	
Amount representing interest	(1,178)		(11,113)	
Present value of net minimum lease payments	14,783		139,462	
Less current portion of capital lease obligations	(3,951)		(37,273)	
Long-term capital lease obligations	¥10,832		$102,189	

8. SECURITIZATIONS

For the years ended March 31, 2004, 2003 and 2002, Hitachi Capital Corporation (HCC), a financing subsidiary, sold primarily lease receivables, to Special Purpose Entities (SPE), and the SPEs issued asset-backed commercial paper to investors. The investors and the SPEs have no recourse to HCC's other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and are subordinate to investor's interests. For the years ended March 31, 2004, 2003 and 2002, gains recognized on the sale of lease receivables amounted to ¥12,394 million ($116,925 thousand), ¥8,278 million and ¥6,261 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPEs during the years ended March 31, 2004, 2003 and 2002:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Proceeds from transfer of lease receivables	**¥271,281**	¥249,430	¥252,210	**$2,559,255**
Servicing fees received	**23**	27	36	**217**
Purchases of delinquent or ineligible assets	**(14,775)**	(8,174)	(7,242)	**(139,387)**

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the year ended March 31, 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
			2004			**2004**
Total assets managed or transferred:						
Lease receivables	**¥978,726**	**¥941**	**¥1,944**	**$9,233,264**	**$8,877**	**$18,340**
Assets transferred	**(526,973)**			**(4,971,443)**		
Assets held in portfolio	**¥451,753**			**$4,261,821**		

For the years ended March 31, 2004, 2003 and 2002, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the years ended March 31, 2004, 2003 and 2002, proceeds from the transfer of trade receivables were ¥1,006,164 million ($9,492,113 thousand), ¥1,080,805 million and ¥482,831 million, respectively, and losses recognized on those transfers were ¥2,973 million ($28,047 thousand), ¥2,965 million and ¥621 million, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets other than goodwill acquired during the years ended March 31, 2004 and 2003 amounted to ¥190,059 million ($1,793,009 thousand) and ¥262,460 million, respectively, and related amortization expense during the years ended March 31, 2004 and 2003 amounted to ¥117,561 million ($1,109,066 thousand) and ¥86,095 million, respectively. The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized computer software costs for software to be sold, leased or otherwise marketed is charged to cost of sales.

Intangible assets other than goodwill as of March 31, 2004 and 2003 are as follows:

						Millions of yen
			2004			2003
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets						
Software	**¥335,808**	**¥218,972**	**¥116,836**	¥288,066	¥169,239	¥118,827
Software for internal use	**326,745**	**151,955**	**174,790**	290,204	132,917	157,287
Other	**149,370**	**59,414**	**89,956**	153,130	47,997	105,133
	¥811,923	**¥430,341**	**¥381,582**	¥731,400	¥350,153	¥381,247
Unamortized intangible assets	**¥ 13,618**	**¥ –**	**¥ 13,618**	¥ 13,603	¥ –	¥ 13,603

			Thousands of U.S. dollars
			2004
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets			
Software	**$3,168,000**	**$2,065,774**	**$1,102,226**
Software for internal use	**3,082,500**	**1,433,538**	**1,648,962**
Other	**1,409,151**	**560,509**	**848,642**
	$7,659,651	**$4,059,821**	**$3,599,830**
Unamortized intangible assets	**$ 128,472**	**$ –**	**$ 128,472**

The following table shows the estimated aggregate amortization expense of intangible assets for the next five years.

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥100,201	$945,292
2006	84,909	801,028
2007	69,404	654,755
2008	56,420	532,264
2009	44,831	422,934

The changes in the carrying amount of goodwill for the years ended March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Balance at beginning of the year	**¥60,317**	¥27,299	**$569,028**
Acquired during the year	**10,003**	39,986	**94,368**
Impairment loss	**(3,623)**	(4,235)	**(34,179)**
Transfer due to divestiture	**(8,232)**	–	**(77,661)**
Translation adjustment and other	**(4,987)**	(2,733)	**(47,047)**
Balance at end of the year, included in other assets	**¥53,478**	¥60,317	**$504,509**

The following tables show reconciliation of reported net income (loss), basic net income (loss) per share and diluted net income (loss) per share to the amounts adjusted to exclude the amortization expense of goodwill for the years ended March 31, 2004, 2003 and 2002:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Reported net income (loss)	**¥15,876**	¥27,867	¥(483,837)	**$149,774**
Goodwill amortization	**–**	–	785	**–**
Adjusted net income (loss)	**¥15,876**	¥27,867	¥(483,052)	**$149,774**

	Yen			U.S. dollars
	2004	2003	2002	**2004**
Reported basic net income (loss) per share	**¥4.81**	¥8.31	¥(144.95)	**$0.05**
Goodwill amortization	**–**	–	0.23	**–**
Adjusted basic net income (loss) per share	**¥4.81**	¥8.31	¥(144.72)	**$0.05**

	Yen			U.S. dollars
	2004	2003	2002	**2004**
Reported diluted net income (loss) per share	**¥4.75**	¥8.19	¥(144.95)	**$0.04**
Goodwill amortization	**–**	–	0.23	**–**
Adjusted diluted net income (loss) per share	**¥4.75**	¥8.19	¥(144.72)	**$0.04**

10. INCOME TAXES

Components, as either domestic or foreign, of income (loss) before income taxes and minority interests, and income taxes attributable to continuing operations are as follows:

	Millions of yen		
	2004		
	Domestic	Foreign	Total
Income before income taxes and minority interests	**¥211,000**	**¥26,149**	**¥237,149**
Income taxes:			
Current tax expense	**93,264**	**28,335**	**121,599**
Deferred tax expense (benefit)	**89,293**	**(12,237)**	**77,056**
	¥182,557	**¥16,098**	**¥198,655**

	Thousands of U.S. dollars		
	2004		
	Domestic	Foreign	Total
Income before income taxes and minority interests	**$1,990,566**	**$246,689**	**$2,237,255**
Income taxes:			
Current tax expense	**879,849**	**267,311**	**1,147,160**
Deferred tax expense (benefit)	**842,387**	**(115,443)**	**726,944**
	$1,722,236	**$151,868**	**$1,874,104**

	Millions of yen		
	2003		
	Domestic	Foreign	Total
Income before income taxes and minority interests	¥69,248	¥27,580	¥96,828
Income taxes:			
Current tax expense	76,782	11,406	88,188
Deferred tax expense (benefit)	(38,996)	3,470	(35,526)
	¥37,786	¥14,876	¥52,662

	Millions of yen		
	2002		
	Domestic	Foreign	Total
Loss before income taxes and minority interests	¥(538,556)	¥(47,516)	¥(586,072)
Income taxes:			
Current tax expense	100,698	10,260	110,958
Deferred tax benefit	(176,170)	(5,902)	(182,072)
	¥ (75,472)	¥ 4,358	¥ (71,114)

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Continuing operations:				
Current tax expense	**¥121,599**	¥ 88,188	¥ 110,958	**$1,147,160**
Deferred tax expense (benefit) (exclusive of the effects of other components listed below)	**35,714**	(20,525)	(263,449)	**336,925**
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates in Japan	**2,318**	27,993	–	**21,868**
Change in valuation allowance	**39,024**	(42,994)	81,377	**368,151**
	198,655	52,662	(71,114)	**1,874,104**
Other comprehensive income (loss), net of reclassification adjustments:				
Minimum pension liability adjustments	**259,788**	(333,700)	(59,985)	**2,450,830**
Net unrealized holding gain on available-for-sale securities	**19,154**	(27,878)	(9,717)	**180,698**
Cash flow hedges	**162**	(335)	(646)	**1,528**
	279,104	(361,913)	(70,348)	**2,633,056**
	¥477,759	¥(309,251)	¥(141,462)	**$4,507,160**

The Company and its domestic subsidiaries are subject to a national corporate tax of 30%, an inhabitant tax of between 17.3% and 20.7% and a deductible business tax between 5% and 10.08%, which in the aggregate resulted in a combined statutory income tax rate of approximately 41.8% for the years ended March 31, 2003 and 2002.

The Company adopted the consolidated taxation system in Japan effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company had consolidated, for Japanese tax purposes, all wholly-owned domestic subsidiaries. A temporary 2% surtax for the period between April 1, 2002 through March 31, 2004 was assessed for adopting the consolidated taxation system. The aggregated statutory income tax rate for the consolidated group for tax purposes was approximately 43.6% for the year ended March 31, 2004.

On March 31, 2003, amendments to local business tax law in Japan were enacted, resulting in the lower business tax rates. During the year ended March 31, 2004, additional minor changes in tax rates for business taxes were enacted in certain local administrative divisions of Japan. Those changes became effective on April 1, 2004. As a result, the aggregated statutory income tax rate for domestic companies will be approximately 40.6% for the year ending March 31, 2005.

In accordance with EITF Issue No. 93-13, "Effect of a Retroactive Change in Enacted Tax Rates That Is Included in Income from Continuing Operations," the Company determined the tax effect of retroactive changes or changes in enacted tax rates on current and deferred tax assets and liabilities. The effect of these changes on the Company's deferred tax balances amounted to ¥2,318 million ($21,868 thousand) and ¥27,933 million in income from continuing operations for the years ended March 31, 2004 and 2003, respectively.

Reconciliations between the combined statutory income tax rate and the effective income tax rate as a percentage of income (loss) before income taxes and minority interests are as follows:

	2004	2003	2002
Combined statutory income tax rate	**43.6%**	41.8%	(41.8)%
Equity in earnings of affiliated companies	**(1.9)**	6.8	2.6
Impairment of investments in affiliated companies	**1.4**	10.8	–
Excess amounts over the tax basis of investments in affiliated companies	**3.0**	–	–
Adjustment of net gain on sale of investments in subsidiaries and affiliated companies	**12.6**	5.6	0.5
Expenses not deductible for tax purposes	**7.2**	12.9	6.7
Enacted changes in tax laws and rates in Japan	**1.0**	28.9	–
Change in valuation allowance	**16.5**	(44.4)	13.9
Difference in statutory tax rates of foreign subsidiaries	**(1.5)**	(9.1)	5.0
Other	**1.9**	1.1	1.0
Effective income tax rate	**83.8%**	54.4%	(12.1)%

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2004 and 2003 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Total gross deferred tax assets:			
Retirement and severance benefits	**¥ 478,559**	¥ 736,731	**$ 4,514,707**
Accrued expenses	**184,521**	183,990	**1,740,764**
Property, plant and equipment, due to differences in depreciation	**30,442**	34,521	**287,189**
Net operating loss carryforwards	**157,958**	288,113	**1,490,170**
Other	**288,820**	286,259	**2,724,717**
	1,140,300	1,529,614	**10,757,547**
Valuation allowance	**(191,196)**	(187,687)	**(1,803,736)**
	949,104	1,341,927	**8,953,811**
Total gross deferred tax liabilities:			
Deferred profit on sale of properties	**(34,645)**	(35,421)	**(326,840)**
Tax purpose reserves regulated by Japanese tax laws	**(26,674)**	(31,563)	**(251,641)**
Net unrealized gain on securities	**(26,023)**	(8,951)	**(245,500)**
Other	**(28,558)**	(32,702)	**(269,415)**
	(115,900)	(108,637)	**(1,093,396)**
Net deferred tax asset	**¥ 833,204**	¥1,233,290	**$ 7,860,415**

In addition to the above, income taxes paid on net intercompany profit on assets remaining within the group, which had been deferred in accordance with Accounting Research Bulletin No. 51, "Consolidated Financial Statements," as of March 31, 2004 and 2003 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Prepaid expenses and other current assets	**¥10,673**	¥12,269	**$100,689**
Other assets	**56,843**	63,951	**536,255**
	¥67,516	¥76,220	**$636,944**

Net deferred tax asset as of March 31, 2004 and 2003 is reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Prepaid expenses and other current assets	**¥283,538**	¥ 274,865	**$2,674,887**
Other assets	**572,982**	976,368	**5,405,490**
Other current liabilities	**(2,392)**	(5,454)	**(22,566)**
Other liabilities	**(20,924)**	(12,489)	**(197,396)**
Net deferred tax asset	**¥833,204**	¥1,233,290	**$7,860,415**

A valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards, taking into account the tax laws of various jurisdictions in which the Company and its subsidiaries operate. The net change in the total valuation allowance for the years ended March 31, 2004 and 2003 was an increase of ¥3,509 million ($33,104 thousand) and a decrease of ¥52,278 million, respectively.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income, including the execution of certain available tax strategies if needed, in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2004.

As of March 31, 2004, the Company and various subsidiaries have operating loss carryforwards of ¥406,697 million ($3,836,764 thousand) which are available to offset future taxable income, if any. Operating loss carryforwards of ¥355,426 million ($3,353,075 thousand) expire by March 31, 2009, and ¥51,271 million ($483,689 thousand) expire in various years thereafter or do not expire.

Deferred tax liabilities have not been recognized for excess amounts over the tax basis of investments in foreign subsidiaries that are considered to be reinvested indefinitely, since such temporary differences will not reverse in the foreseeable future and those undistributed earnings, if remitted, generally would not result in material additional Japanese income taxes because of available foreign tax credits. Also, prior to April 1, 2003, deferred tax liabilities had not been recognized for excess amounts over the tax basis of investments in affiliated companies as the effects to the Company's financial position and results of operations were not material.

11. SHORT-TERM AND LONG-TERM DEBT

The components of short-term debt as of March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Borrowings not from affiliates, mainly from banks	**¥323,288**	¥481,867	**$3,049,887**
Commercial paper	**216,671**	254,536	**2,044,066**
Borrowings from affiliates	**83,857**	89,457	**791,104**
	¥623,816	¥825,860	**$5,885,057**

The weighted average interest rate on short-term debt outstanding as of March 31, 2004 and 2003 was 0.1%.

The components of long-term debt as of March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Mortgage debentures:			
Due 2004, interest 2.1%, issued by a subsidiary	**¥ –**	¥ 300	**$ –**
Unsecured notes and debentures:			
Due 2006, interest 3.45% debenture	**200,000**	200,000	**1,886,793**
Due 2013, interest 0.72% debenture	**80,000**	–	**754,717**
Due 2004–2018, interest 0.06–5.92%, issued by subsidiaries	**687,551**	748,581	**6,486,330**
Unsecured convertible debentures:			
6th series, due 2003, interest 1.3%	**–**	92,828	**–**
7th series, due 2004, interest 1.4%	**218,468**	218,471	**2,061,019**
Due 2004, interest 1.7–1.8%, issued by subsidiaries	**13,059**	20,932	**123,198**
Loans, principally from banks and insurance companies:			
Secured by various assets and mortgages on property, plant and equipment, maturing 2004–2011, interest 0.85–5.75%	**22,777**	31,620	**214,878**
Unsecured, maturing 2004–2015, interest 0.4–5.71%	**637,111**	681,939	**6,010,481**
Capital lease obligations	**14,783**	20,067	**139,462**
	1,873,749	2,014,738	**17,676,878**
Less current installments	**559,647**	502,586	**5,279,689**
	¥1,314,102	¥1,512,152	**$12,397,189**

The aggregate annual maturities of long-term debt after March 31, 2005 are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 447,259	$ 4,219,425
2007	204,430	1,928,585
2008	178,067	1,679,877
2009	149,355	1,409,009
Thereafter	334,991	3,160,293
	¥1,314,102	$12,397,189

The Company and a subsidiary provide securities of collateral for bank loans of ¥1,276 million ($12,038 thousand) in the form of equity interests in certain subsidiaries.

The collateralized number of shares and their fair values as of March 31, 2004 are as follows:

Subsidiary name	Number of shares owned in thousand	Percent of ownership	Collateralized number of shares in thousand	Fair values as of March 31, 2004	
				Millions of yen	Thousands of U.S. dollars
Hitachi Maxell, Ltd.	51,480	52.1%	400	¥ 646	$ 6,094
Hitachi Powdered Metals Co., Ltd.	17,072	53.3	3,700	2,786	26,283

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that securities and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Generally, the mortgage debenture trust agreements and certain secured and unsecured loan agreements provide, among other things, that the lenders or trustees shall have the right to have any distribution of earnings, including the payment of dividends and the issuance of additional capital stock, submitted to them for prior approval and also grant them the right to request additional securities or mortgages on property, plant and equipment.

The unsecured convertible debentures due in 2004 were redeemable in whole or in part, at the option of the Company, from October 1, 1997 to September 30, 2003 at premiums ranging from 6% to 1%, and at par thereafter. The debentures are currently convertible into approximately 128,944,000 shares of common stock, based on a fixed conversion price not less than the fair market value of the Company's common stock on the date of issuance. Commencing September 30, 1999, the Company was required to make annual payments to a Trustee of ¥20 billion ($189 million) less the aggregate amounts of the debentures converted, repurchased or redeemed which have not been deducted before.

In accordance with Trustee agreements for the unsecured convertible debentures due in 2004 as mentioned above, the 11,981,000 shares of investments in Hitachi Software Engineering Co., Ltd. and the 48,400,000 shares of investments in Hitachi High-Technologies Co., Ltd. are held in trust. The fair values of the shares held in trust as of March 31, 2004 are ¥34,385 million ($324,387 thousand) and ¥80,247 million ($757,047 thousand), respectively.

Pursuant to the terms of the indentures under which the unsecured convertible debentures due in 2004 were issued, accumulated cash dividends (including interim dividends) paid by the Company for the fiscal years beginning after March 31, 1989 may not exceed accumulated net income in the audited consolidated statements of operations for the fiscal years beginning after March 31, 1989 plus ¥65,000 million ($613,208 thousand) as long as these debentures are outstanding. In determining the accumulated cash dividends, interim cash dividends to be paid on and after April 1, 1990 are considered to be a part of the cash dividends of the previous fiscal year. As of March 31, 2004, the accumulated cash dividends and the accumulated net income including ¥65,000 million ($613,208 thousand), which are defined by the above terms, amounted to ¥439,059 million ($4,142,066 thousand) and ¥468,109 million ($4,416,123 thousand), respectively.

12. RETIREMENT AND SEVERANCE BENEFITS

(a) Defined benefit plans

The Company and its subsidiaries have a number of contributory and noncontributory pension plans to provide retirement and severance benefits to substantially all employees.

Under unfunded defined benefit pension plans, employees are entitled to lump-sum payments based on the current rate of pay and the length of service upon retirement or termination of employment for reasons other than dismissal for cause.

Directors, Executive Officers and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service awards paid to employees in excess of the prescribed formula are charged to income as paid as it is not practicable to compute the liability for future payments since amounts vary with circumstances.

In addition to unfunded defined benefit pension plans, the Company and certain of its subsidiaries make contributions to a number of defined benefits pension plans. The Employees Pension Fund (EPF) stipulated by the Japanese Pension Insurance Law is one of the defined benefit pension plans to which certain domestic subsidiaries contribute. The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion. Certain of its subsidiaries and their employees contribute the pension premiums for the substitutional portion and the corporate portion to each EPF. The plan assets of each EPF cannot be specifically allocated to the individual participants nor to the substitutional and corporate portions.

The benefits for the substitutional portion are based on standard remuneration scheduled by the Welfare Pension Insurance Law and the length of participation. The benefits of the corporate portion are based on the current rate of pay and the length of service. Under EPF pension plans, the participants are eligible for these benefits after a one-month period of participation in the plan. EPF contributions and cost for the substitutional portion were determined in accordance with the open aggregate cost method (actuarial funding method) as stipulated by the Welfare Pension Insurance Law. Contributions and cost for the corporate portion were determined in accordance with the entry age normal cost method (actuarial funding method).

The Company and certain subsidiaries amended their defined benefit plans to cash balance plans during the year ended March 31, 2004. Under the cash balance plans, each employee has a notional account which represents pension benefits. The balance in the notional account is based on principal credits, which are accumulated as employees render services, and interest credits, which are determined based on the market interest rates.

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2004, 2003 and 2002 consists of the following components:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Service cost	**¥107,002**	¥112,948	¥110,173	**$1,009,453**
Interest cost	**78,493**	97,161	118,094	**740,500**
Expected return on plan assets for the period	**(32,863)**	(71,679)	(77,194)	**(310,028)**
Amortization of transition asset	**(368)**	(421)	(421)	**(3,472)**
Amortization of prior service benefit	**(13,423)**	(10,115)	(2,999)	**(126,632)**
Recognized actuarial loss	**151,567**	107,478	60,867	**1,429,877**
Transfer to defined contribution pension plan	**1,557**	5,167	3,807	**14,689**
Derecognition of previously accrued salary progression due to transfer of substitutional portion	**(17,215)**	–	–	**(162,405)**
Loss on previously deferred actuarial losses due to transfer of substitutional portion	**375,049**	–	–	**3,538,198**
Curtailment and settlement loss	**1,072**	700	1,823	**10,113**
Employees' contributions	**(9,735)**	(16,558)	(18,330)	**(91,840)**
Net periodic benefit cost	**641,136**	224,681	195,820	**6,048,453**
Difference between the obligations settled and the assets transferred due to transfer of substitutional portion	**(411,621)**	–	–	**(3,883,217)**
	¥229,515	¥224,681	¥195,820	**$2,165,236**

Unrecognized transition asset, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Change in benefit obligation:			
Benefit obligation at beginning of year	**¥3,753,375**	¥3,022,170	**$35,409,198**
Service cost	**107,002**	112,948	**1,009,453**
Interest cost	**78,493**	97,161	**740,500**
Plan amendments	**(115,859)**	(17,138)	**(1,093,009)**
Actuarial loss	**34,676**	681,822	**327,132**
Benefits paid	**(175,210)**	(223,946)	**(1,652,925)**
Acquisitions and divestitures	**(78,689)**	106,792	**(742,349)**
Transfer to defined contribution pension plan	**(19,329)**	(7,882)	**(182,349)**
Transfer of substitutional portion	**(850,697)**	–	**(8,025,443)**
Curtailment and settlement	**(6,801)**	(14,396)	**(64,160)**
Foreign currency exchange rate changes	**(9,177)**	(4,156)	**(86,576)**
Benefit obligation at end of year	**2,717,784**	3,753,375	**25,639,472**
Change in plan assets:			
Fair value of plan assets at beginning of year	**1,513,674**	1,767,560	**14,279,943**
Actual return on plan assets	**167,115**	(283,651)	**1,576,557**
Employers' contributions	**154,832**	121,036	**1,460,679**
Employees' contributions	**9,735**	16,558	**91,840**
Benefits paid	**(131,274)**	(141,917)	**(1,238,434)**
Acquisitions and divestitures	**(20,334)**	52,198	**(191,830)**
Transfer to defined contribution pension plan	**(8,621)**	(3,582)	**(81,330)**
Transfer of substitutional portion	**(421,861)**	–	**(3,979,821)**
Settlement	**–**	(9,634)	**–**
Foreign currency exchange rate changes	**(6,071)**	(4,894)	**(57,274)**
Fair value of plan assets at end of year	**1,257,195**	1,513,674	**11,860,330**
Funded status	**(1,460,589)**	(2,239,701)	**(13,779,142)**
Unrecognized transition asset	**(208)**	(831)	**(1,962)**
Unrecognized prior service benefit	**(190,667)**	(86,411)	**(1,798,745)**
Unrecognized actuarial loss	**1,021,527**	1,713,702	**9,637,047**
Net amount recognized in the consolidated balance sheet	**¥ (629,937)**	¥ (613,241)	**$ (5,942,802)**
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost	**¥ 1,070**	¥ 861	**$ 10,094**
Accrued benefit cost	**(1,273,509)**	(1,932,646)	**(12,014,236)**
Intangible asset	**4,727**	4,765	**44,595**
Accumulated other comprehensive loss	**637,775**	1,313,779	**6,016,745**
Net amount recognized	**¥ (629,937)**	¥ (613,241)	**$ (5,942,802)**

The Company and substantially all subsidiaries use their year-end as a measurement date. Weighted-average assumptions used to determine the year-end benefit obligations are as follows:

	2004	2003
Discount rate	**2.5%**	2.5%
Rate of compensation increase	**3.1%**	3.3%

Weighted-average assumptions used to determine the net periodic pension cost for the years ended March 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Discount rate	**2.5%**	3.3%	3.9%
Expected long-term return on plan assets	**3.7%**	3.9%	4.3%
Rate of compensation increase	**3.3%**	3.2%	3.1%

Assumption concerning the expected long-term rate of return on plan assets is developed by each asset class, and is determined primarily on historical returns on the plan assets and other factors.

The accumulated benefit obligation was ¥2,514,233 million ($23,719,179 thousand) as of March 31, 2004 and ¥3,438,066 million as of March 31, 2003.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Plans with accumulated benefit obligations in excess of plan assets:			
Accumulated benefit obligations	**¥2,486,835**	¥3,428,655	**$23,460,708**
Plan assets	**1,225,906**	1,503,085	**11,565,151**
Plans with projected benefit obligations in excess of plan assets:			
Projected benefit obligations	**¥2,709,118**	¥3,752,870	**$25,557,717**
Plan assets	**1,248,067**	1,513,053	**11,774,217**

On June 15, 2001, the Japanese government issued a new law concerning defined benefit plan. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. In accordance with the new law, the Company and certain subsidiaries obtained approvals from the government for the exemption from the future benefit obligation and for the return of the past benefit obligation through March 31, 2004. Consequently, the Company and certain subsidiaries transferred the substitutional portion of the benefit obligations related to past service and the related portion of the plan assets of the EPF to the government on or after December 2003.

The Company and certain subsidiaries accounted for the entire separation process of the transfer as a single settlement transaction upon the completion of the transfer to the government in accordance with EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Found Liabilities."

The Company's plans to return the substitutional portion of the EPF to the government had been considered in the actuarial assumptions. EITF Issue No. 03-2 requires employers to measure the obligation at current market rates of interest that could be obtained in a transaction with a third-party, nongovernmental entity to settle the obligation. The Company and certain subsidiaries remeasured the substitutional portion of the benefit obligation at April 1, 2002 in accordance with the EITF. As a result of this remeasurement, the benefit obligation as of April 1, 2002 and net periodic benefit costs for the year ended March 31, 2003 increased by ¥283,084 million and ¥24,857 million, respectively.

Asset allocations for the pension plans as of March 31, 2004 and 2003 are as follows:

	2004	2003
Equity securities	**40.6%**	44.0%
Debt securities	**23.7**	25.9
Cash	**13.3**	15.3
Life insurance company general accounts	**8.4**	5.5
Investment trusts	**9.0**	5.6
Other	**5.0**	3.7
	100.0%	100.0%

The objective of investment policy is to generate stable return on the investment over the long term, which enable the Company's and certain subsidiaries' pension funds to meet their future obligations. In order to achieve the above objective, a target rate of return is established, taking into consideration composition of participants, level of funded status, the Company's and certain subsidiaries' capacity to absorb risks and the current economic environment. Also, a target asset allocation is established to achieve the target rate of return, based on expected rate of return by each asset class, standard deviation of rate of return and correlation coefficient among the assets. The investments are diversified primarily into domestic and foreign equity and debt securities according to the target asset allocation. Rebalancing will occur if market fluctuates in excess of certain level. The Company and certain subsidiaries periodically review actual return on assets, economic environment and their capacity to absorb risk and realign the target asset allocation if necessary.

The Company and its subsidiaries expect to contribute ¥113,612 million ($1,071,811 thousand) to their defined benefit plans for the year ending March 31, 2005.

(b) Defined contribution plans

The Company and certain subsidiaries have a number of defined contribution plans. The amount of cost recognized for the Company's and certain subsidiaries' contribution to the plans for the years ended March 31, 2004, 2003 and 2002 were ¥7,718 million ($72,811 thousand), ¥6,895 million and ¥3,557 million, respectively.

13. COMMON STOCK

The Company has authorized for issuance 10 billion shares of common stock. The Japanese Commercial Code (JCC) had required designation of par value to all common stock of at least 50% of the new share issuance price, or the common stock par value prescribed by the JCC. Effective October 1, 2001, the JCC was amended to eliminate the provision of common stock par value resulting in all common stock being recorded with no par value.

Issued shares, changes in shares and the amount of common stock for the years ended March 31, 2004, 2003 and 2002 are summarized as follows:

		Millions of yen	Thousands of U.S. dollars
	Issued shares	Amount	Amount
Balance as of March 31, 2001	3,337,931,857	¥281,754	
Issued upon conversion of convertible debentures	549,184	278	
Balance as of March 31, 2002	3,338,481,041	282,032	
Issued under exchange offerings	29,643,245	–	
Balance as of March 31, 2003	3,368,124,286	282,032	$2,660,679
Issued upon conversion of convertible debentures	590	0	0
Balance as of March 31, 2004	**3,368,124,876**	**¥282,032**	**$2,660,679**

Issued shares under exchange offerings for the year ended March 31, 2003 include the issuance of 25,143,245, in connection with the Hitachi Unisia Automotive, Ltd. acquisition shares as discussed in note 27.

Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the JCC by crediting one-half of the conversion price to each of the common stock account and the capital surplus account.

14. LEGAL RESERVE AND CASH DIVIDENDS

The Japanese Commercial Code (JCC) had provided that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a legal reserve until such reserve equals 25 percent of stated common stock. This legal reserve was not available for dividends but might be used to reduce a deficit by resolution of the shareholders or might be transferred to stated common stock by resolution of the Board of Directors.

Effective October 1, 2001, the JCC was amended to require earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash should be appropriated as a legal reserve until the total of additional paid in capital and legal reserve equals 25 percent of stated common stock. Either additional paid in capital or the legal reserve may be available for dividends by resolution of the shareholders to the extent that the amount of total additional paid in capital and legal reserve exceeds 25 percent of stated common stock.

Cash dividends and appropriations to the legal reserve charged to retained earnings during the years ended March 31, 2004, 2003 and 2002 represent dividends declared during those years and the related appropriations to the legal reserve. A provision has not been made in the accompanying consolidated financial statements for the dividend for the second half year ended March 31, 2004 of ¥5.0 ($0.05) per share, aggregating ¥16,490 million ($155,566 thousand). This dividend will be reported by the Board of Directors at the ordinary general shareholders' meeting in respect to the year ended March 31, 2004.

Cash dividends per share for the years ended March 31, 2004, 2003 and 2002 were ¥8.0 ($0.08), ¥6.0 and ¥3.0, respectively, based on dividends declared with respect to earnings for the periods.

15. TREASURY STOCK

Effective October 1, 2001, the Japanese Commercial Code (JCC) was amended to allow a company to acquire treasury stocks upon shareholders' approval to the extent that sufficient distributable funds are available while acquisition of a treasury stock had been prohibited prior to October 1, 2001. Effective September 25, 2003, the JCC was further amended to no longer require shareholders' approval but Board of Directors' approval to the extent that the Board of Directors' authority is stated in the article of incorporation. In this connection, the Company's Board of Directors intends to amend the related provisions of the articles of incorporation which is subject to a resolution in the ordinary general shareholders' meeting on June 24, 2004.

Pursuant to the provisions of the JCC, shareholders may request the Company to acquire their shares below a minimum trading lot (1,000 shares) as shares below a minimum trading lot cannot be publicly traded and do not carry a voting right. The JCC also provides for that a shareholder holding shares less than a minimum trading lot is entitled to requesting a company to sell its treasury stock, if any, to the shareholder up to a minimum trading lot, provided that sale of treasury stock is allowed under the article of incorporation. In this connection, the Company amended the related provisions of the articles of incorporation in the ordinary general shareholders' meeting on June 25, 2003.

The changes in treasury stock for the years ended March 31, 2004, 2003 and 2002 are summarized as follows:

		Millions of yen	Thousands of U.S. dollars
	Shares	Amount	Amount
Balance as of March 31, 2001	–	¥ –	
Acquisition for treasury	370,714	333	
Balance as of March 31, 2002	370,714	333	
Acquisition for treasury	2,864,577	1,514	
Balance as of March 31, 2003	3,235,291	1,847	$ 17,425
Acquisition for treasury	67,199,843	30,464	287,396
Sales of treasury stock	(325,161)	(149)	(1,406)
Balance as of March 31, 2004	**70,109,973**	**¥32,162**	**$303,415**

At the ordinary general shareholders' meetings on June 25, 2003 and June 26, 2002, the Company was authorized to acquire for treasury up to 300,000,000 shares of its common stock each year for an aggregate acquisition amount not exceeding ¥150,000 million and ¥300,000 million, respectively, during the period from the close of the ordinary general shareholders' meeting to the close of the next ordinary general shareholders' meeting, pursuant to the provisions of the JCC.

16. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss, net of related tax effects, displayed in the consolidated statements of stockholders' equity is classified as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Foreign currency translation adjustments:				
Balance at beginning of year	**¥ (60,948)**	¥ (38,012)	¥ (57,647)	**$ (574,981)**
Other comprehensive income (loss), net of reclassification adjustments	**(34,275)**	(21,833)	19,986	**(323,349)**
Net transfer from minority interests arising from conversion of subsidiaries' convertible debentures	**172**	7	–	**1,623**
Net transfer to minority interests arising from issuance of subsidiaries' common stock and other	**(735)**	(1,110)	(351)	**(6,934)**
Balance at end of year	**¥ (95,786)**	¥ (60,948)	¥ (38,012)	**$ (903,641)**
Minimum pension liability adjustments:				
Balance at beginning of year	**¥(698,916)**	¥(260,100)	¥(182,936)	**$(6,593,547)**
Other comprehensive income (loss)	**366,707**	(438,799)	(77,338)	**3,459,500**
Net transfer from minority interests arising from conversion of subsidiaries' convertible debentures	**1,190**	20	–	**11,226**
Net transfer from (to) minority interests arising from issuance of subsidiaries' common stock and other	**1,483**	(37)	174	**13,991**
Balance at end of year	**¥(329,536)**	¥(698,916)	¥(260,100)	**$(3,108,830)**
Net unrealized holding gain on available-for-sale securities:				
Balance at beginning of year	**¥ 4,874**	¥ 39,997	¥ 51,041	**$ 45,981**
Other comprehensive income (loss), net of reclassification adjustments	**26,635**	(35,082)	(11,132)	**251,274**
Net transfer from minority interests arising from conversion of subsidiaries' convertible debentures	**31**	1	1	**292**
Net transfer from (to) minority interests arising from issuance of subsidiaries' common stock and other	**(41)**	(42)	87	**(387)**
Balance at end of year	**¥ 31,499**	¥ 4,874	¥ 39,997	**$ 297,160**
Cash flow hedges:				
Balance at beginning of year	**¥ (535)**	¥ (369)	¥ 1,096	**$ (5,047)**
Other comprehensive income (loss), net of reclassification adjustments	**49**	(147)	(1,464)	**462**
Net transfer from minority interests arising from conversion of subsidiaries' convertible debentures	**20**	2	–	**189**
Net transfer from (to) minority interests arising from issuance of subsidiaries' common stock and other	**425**	(21)	(1)	**4,009**
Balance at end of year	**¥ (41)**	¥ (535)	¥ (369)	**$ (387)**
Total accumulated other comprehensive loss:				
Balance at beginning of year	**¥(755,525)**	¥(258,484)	¥(188,446)	**$(7,127,594)**
Other comprehensive income (loss), net of reclassification adjustments	**359,116**	(495,861)	(69,948)	**3,387,887**
Net transfer from minority interests arising from conversion of subsidiaries' convertible debentures	**1,413**	30	1	**13,330**
Net transfer from (to) minority interests arising from issuance of subsidiaries' common stock and other	**1,132**	(1,210)	(91)	**10,679**
Balance at end of year	**¥(393,864)**	¥(755,525)	¥(258,484)	**$(3,715,698)**

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2004, 2003 and 2002 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

	Millions of yen		
	2004		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	¥ (42,535)	¥ –	¥ (42,535)
Minimum pension liability adjustments	619,719	(253,012)	366,707
Net unrealized holding gain on available-for-sale securities	66,059	(26,678)	39,381
Cash flow hedges	(722)	62	(660)
	642,521	(279,628)	362,893
Reclassification adjustments for net loss (gain) included in net income:			
Foreign currency translation adjustments	8,260	–	8,260
Net unrealized holding gain on available-for-sale securities	(21,599)	8,853	(12,746)
Cash flow hedges	722	(13)	709
	(12,617)	8,840	(3,777)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	(34,275)	–	(34,275)
Minimum pension liability adjustments	619,719	(253,012)	366,707
Net unrealized holding gain on available-for-sale securities	44,460	(17,825)	26,635
Cash flow hedges	0	49	49
	¥629,904	¥(270,788)	¥359,116

	Thousands of U.S. dollars		
	2004		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income arising during the year:			
Foreign currency translation adjustments	$ (401,274)	$ –	$ (401,274)
Minimum pension liability adjustments	5,846,406	(2,386,906)	3,459,500
Net unrealized holding gain on available-for-sale securities	623,198	(251,679)	371,519
Cash flow hedges	(6,811)	585	(6,226)
	6,061,519	(2,638,000)	3,423,519
Reclassification adjustments for net loss (gain) included in net income:			
Foreign currency translation adjustments	77,925	–	77,925
Net unrealized holding gain on available-for-sale securities	(203,764)	83,519	(120,245)
Cash flow hedges	6,811	(123)	6,688
	(119,028)	83,396	(35,632)
Other comprehensive income, net of reclassification adjustments:			
Foreign currency translation adjustments	(323,349)	–	(323,349)
Minimum pension liability adjustments	5,846,406	(2,386,906)	3,459,500
Net unrealized holding gain on available-for-sale securities	419,434	(168,160)	251,274
Cash flow hedges	0	462	462
	$5,942,491	$(2,554,604)	$3,387,887

			Millions of yen
			2003
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:			
Foreign currency translation adjustments	¥ (21,294)	¥ –	¥ (21,294)
Minimum pension liability adjustments	(744,779)	305,980	(438,799)
Net unrealized holding gain on available-for-sale securities	(54,607)	22,789	(31,818)
Cash flow hedges	(953)	388	(565)
	(821,633)	329,157	(492,476)
Reclassification adjustments for net loss (gain) included in net income:			
Foreign currency translation adjustments	(539)	–	(539)
Net unrealized holding gain on available-for-sale securities	(5,642)	2,378	(3,264)
Cash flow hedges	707	(289)	418
	(5,474)	2,089	(3,385)
Other comprehensive loss, net of reclassification adjustments:			
Foreign currency translation adjustments	(21,833)	–	(21,833)
Minimum pension liability adjustments	(744,779)	305,980	(438,799)
Net unrealized holding gain on available-for-sale securities	(60,249)	25,167	(35,082)
Cash flow hedges	(246)	99	(147)
	¥(827,107)	¥331,246	¥(495,861)

			Millions of yen
			2002
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive loss arising during the year:			
Foreign currency translation adjustments	¥ 19,511	¥ –	¥ 19,511
Minimum pension liability adjustments	(132,882)	55,544	(77,338)
Net unrealized holding gain on available-for-sale securities	(97,342)	40,679	(56,663)
Cash flow hedges	(948)	526	(422)
	(211,661)	96,749	(114,912)
Reclassification adjustments for net loss (gain) included in net loss:			
Foreign currency translation adjustments	475	–	475
Net unrealized holding gain on available-for-sale securities	78,232	(32,701)	45,531
Cash flow hedges	(767)	(275)	(1,042)
	77,940	(32,976)	44,964
Other comprehensive loss, net of reclassification adjustments:			
Foreign currency translation adjustments	19,986	–	19,986
Minimum pension liability adjustments	(132,882)	55,544	(77,338)
Net unrealized holding gain on available-for-sale securities	(19,110)	7,978	(11,132)
Cash flow hedges	(1,715)	251	(1,464)
	¥(133,721)	¥63,773	¥ (69,948)

17. COMMITMENTS AND CONTINGENCIES

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥34,184 million ($322,491 thousand) as of March 31, 2004.

Hitachi Capital Corporation (HCC), a financing subsidiary of the Company, provides guarantees to financial institutions for extending loans to customers of HCC. As of March 31, 2004, the undiscounted maximum potential future payments under such guarantees amounted to ¥597,113 million ($5,633,142 thousand) of which ¥131,539 million ($1,240,934 thousand) is covered by consumer credit insurance. The Company has accrued ¥4,124 million ($38,906 thousand) as an obligation to stand ready to perform over the term of the guarantees.

HCC provides certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, HCC provides credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments to its affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of March 31, 2004 is as follows:

	Millions of yen	Thousands of U.S. dollars
	2004	**2004**
Total commitment available	**¥632,713**	**$5,968,990**
Amount utilized	**9,421**	**88,877**
Balance available	**¥623,292**	**$5,880,113**

A portion of these revolving lines of credit is pending credit approval, and cannot be utilized.

The Company and certain of its subsidiaries hold line of credit arrangements with banks in order to secure a source of working capital. The unused line of credit as of March 31, 2004 amounted to ¥179,143 million ($1,690,028 thousand).

As of March 31, 2004, outstanding commitments for the purchase of property, plant and equipment were approximately ¥26,526 million ($250,245 thousand).

The Company and its subsidiaries generally warrant its products over respective warranty periods. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Balance at beginning of year	**¥105,297**	¥ 98,865	**$ 993,368**
Expense recognized upon issuance of warranties	**56,422**	26,740	**532,283**
Payment of cash or in kind	**(50,471)**	(20,987)	**(476,141)**
Other, including effect of foreign currency translation	**(3,474)**	679	**(32,774)**
Balance at end of year	**¥107,774**	¥105,297	**$1,016,736**

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

As of March 31, 2004 and 2003, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Notes discounted	**¥ 3,839**	¥ 3,639	**$ 36,217**
Notes endorsed	**15,592**	24,924	**147,094**
	¥19,431	¥28,563	**$183,311**

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the financial position and results of operations of the Company.

18. IMPAIRMENT LOSSES FOR LONG-LIVED ASSETS

The Company and certain subsidiaries recognized impairment losses for long-lived assets for the years ended March 31, 2004, 2003 and 2002 in the amount of ¥26,085 million ($246,085 thousand), ¥8,474 million and ¥46,115 million, respectively.

For the year ended March 31, 2004, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥13,391 million ($126,330 thousand) in the Corporate division and ¥8,175 million ($77,123 thousand) in the Information & Telecommunication Systems division. These losses, in part, were the result of change in the manner the assets were used.

For the year ended March 31, 2003, the majority of the impairment losses were recorded on the Company's Device Development Center, which develops semiconductor products, resulted from the Company's realignment of the semiconductor operations.

Certain subsidiaries recognized impairment losses for the year ended March 31, 2002 in the amount of ¥46,115 million. Impairment losses resulted due mainly to the significant decline in demand and prices of semiconductor products.

19. RESTRUCTURING CHARGES

Certain losses incurred in the reorganization of the Company's operations are considered as restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the years ended March 31, 2004, 2003 and 2002 are as follows:

		Millions of yen		Thousands of U.S. dollars
	2004	2003	2002	**2004**
Special termination benefits	**¥18,155**	¥ –	¥185,105	**$171,274**
Loss on fixed assets	**10,458**	–	51,316	**98,660**
Loss on disposal of inventories	**–**	–	19,451	**–**
Lease termination and business partner compensation	**–**	–	11,487	**–**
Cost incurred in association with employee termination including retraining and outplacement	**–**	–	7,404	**–**
Others	**–**	–	13,333	**–**
Total restructuring charges	**¥28,613**	¥ –	¥288,096	**$269,934**

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the FASB's EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination covered by EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," or with a disposal activity covered by SFAS No. 144. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and measured at fair value. The provisions of the statement were effective for exit or disposal activities that were initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the Company. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the years ended March 31, 2004, 2003 and 2002 is as follows:

		Millions of yen		Thousands of U.S. dollars
	2004	2003	2002	**2004**
Balance at beginning of the year	**¥ –**	¥114,266	¥ 2,371	**$ –**
New charges	**18,155**	–	185,105	**171,274**
(employees to be terminated)	**2,143**	–	22,422	**–**
Cash payments	**(17,247)**	(114,213)	(73,252)	**(162,708)**
(employees actually terminated)	**2,037**	10,077	12,681	**–**
Foreign currency exchange rate changes	**–**	(53)	42	**–**
Balance at end of the year	**¥ 908**	¥ –	¥114,266	**$ 8,566**

The following represent significant restructuring activities for the year ended March 31, 2004 by business line:

1. Power & Industrial Systems division restructured in order to address the general weakness in demand primarily in Japan. The accrued special termination benefits newly charged amounted to ¥1,414 million ($13,340 thousand). The liabilities for special termination benefits in the amount of ¥715 million ($6,745 thousand) will be paid by March 2005. Total restructuring charges consisted only of special termination benefits.

2. Digital Media & Consumer Products division restructured its consumer products plants and related distribution network in order to address the general weakness in consumer demand primarily, in Japan. The accrued special termination benefits newly charged amounted to ¥14,394 million ($135,792 thousand). The liabilities for special termination benefits in the amount of ¥26 million ($245 thousand) will be paid by March 2005. Total restructuring charges amounted to ¥17,760 million ($167,547 thousand).

3. High Functional Materials & Components division restructured its semiconductor packaging materials operations because the business environment took a dramatic downturn in Japan. The accrued special termination benefits newly charged amounted to ¥2,347 million ($22,142 thousand). The liabilities for special termination benefits in the amount of ¥167 million ($1,575 thousand) will be paid by March 2005. Total restructuring charges amounted to ¥9,439 million ($89,047 thousand).

For the year ended March 31, 2002, the Company and certain subsidiaries incurred restructuring charges in the amount of ¥288,096 million. The restructuring resulted from the Company's corporate strategy to realign its organization to cope with the weak global demand for IT related products, intense price competition and continuous economic slow down in Japan. The restructuring charges by major division are as follows:

Millions of yen

	IT Systems	Electronic Devices	Digital Media & Consumer Products	High Functional Materials & Components	Other	Total
Special termination benefits	¥45,294	¥46,301	¥21,510	¥11,613	¥60,387	¥185,105
Loss on fixed assets	2,220	25,695	7,485	10,321	5,595	51,316
Loss on disposal of inventories	14,548	1,902	1,410	275	1,316	19,451
Lease termination and business partner compensation	877	3,061	5,486	276	1,787	11,487
Cost incurred in association with employee termination including retraining and outplacement	678	2,210	2,318	894	1,304	7,404
Others	173	3,549	1,036	2,314	6,261	13,333
Total restructuring charges	¥63,790	¥82,718	¥39,245	¥25,693	¥76,650	¥288,096

Restructuring charges related to lease termination and business partner compensation, cost incurred in association with employee termination including retraining and outplacement, and others have been accrued as liabilities. The majority of the liabilities were paid by March 2002. In addition to the liabilities above, special termination benefits have been accrued as liabilities and were substantially paid by March 2003.

The following represent significant restructuring activities by business line:

1. Information & Telecommunication Systems ("IT Systems") division restructured its telecommunications business in North America. The exit strategy called for a complete exit except for the after-service business by March 2002. The decision came as the result of its major customer filing for bankruptcy and required liquidation of all financial assets and obligations of the business. As a result, the Company and certain subsidiaries disposed of inventories and fixed assets. The charges in connection with such restructuring amounted to ¥23,369 million, including the accrual of ¥9,342 million mainly for special termination benefits. The liabilities recognized were paid by March 2003.

2. Electronic Devices division decided to shut down several cathode ray tube monitor manufacturing plants and production lines in Japan, Singapore and Malaysia, and direct view color television product lines in North America. This decision was due to intense competition and general overcapacity in the market. The plan called for a complete exit from the business by the end of April 2002 and involved the Company and certain subsidiaries disposing of inventories and fixed assets. The charges in connection with such restructuring amounted to ¥30,412 million, and an accrual of ¥13,921 million for special termination benefits and ¥4,851 million mainly for cancellation penalties were made. The liabilities for special termination benefits were paid by March 2003 and the remaining liabilities were substantially paid by March 2002.

Semiconductor facilities and production lines were reorganized in Japan in response to a sharp decline in semiconductor product prices and general overcapacity in the market, was as the result of the decline in demand for semiconductor products used in PCs and mobile communications equipment. The reorganization plan included moving front-end production operations to newer lines to maximize efficiency and back-end production bases were consolidated, resulting in a fewer number of bases. The associated restructuring charges amounted to ¥45,510 million, including an accrual of ¥37,156 million. The liabilities for special termination benefits in the amount of ¥28,479 million were paid by March 2003, and the liabilities in the amount of ¥8,677 million incurred mainly for removal costs were substantially paid by March 2002.

3. Digital Media & Consumer Products division restructured its television manufacturing plants and related distribution network in order to address the general weakness in consumer demand. This restructuring was in response to the slow down of the global economy and general decline in color television prices. In order to strengthen its global competitiveness, the Company decided to consolidate its manufacturing operation and streamline its sales channels. As part of the restructuring effort within Asia, the Company decided to transfer color television product management, R&D and manufacturing capabilities, and vacuum cleaner production from Singapore to certain subsidiaries in China, Indonesia and Thailand. U.K. sales and manufacturing subsidiaries were liquidated in February 2002 in an effort to reorganize the European sales channel. The Company disposed of inventories and fixed assets in the process of implementing its restructuring measures. The charges in connection with such restructuring amounted to ¥9,581 million. The liabilities for special termination benefits in the amount of ¥3,634 million were paid by March 2002, and the liabilities for lease termination and others which amounted to ¥2,719 million were substantially paid by March 2002.
4. In High Functional Materials & Components division, the mobile telephone parts business was restructured as the result of weak demand for IT related parts and supplies. Restructuring measures taken included streamlining of the production lines in Japan and shutting down of manufacturing plants in Malaysia and Japan. The charges in connection with such restructuring amounted to ¥23,474 million, with ¥11,940 million accrued mainly for special termination benefits. The liabilities were paid by March 2003.
5. A restructuring charge of ¥76,650 million, of which ¥60,387 million represented special termination benefits was incurred in the other remaining businesses of the Company.

20. OTHER INCOME AND OTHER DEDUCTIONS

"Other income" for the year ended March 31, 2004 and "Other deductions" for the years ended March 31, 2003 and 2002 includes the net gain on securities in the amount of ¥130,175 million ($1,228,066 thousand) and the net loss on securities in the amount of ¥660 million and ¥80,938 million, respectively. Equity in earnings of affiliated companies included in "Other income" for the year ended March 31, 2004 and "Other deductions" for the years ended March 31, 2003 and 2002 is a gain of ¥10,120 million ($95,472 thousand) and losses of ¥15,803 million and ¥35,756 million, respectively.

For the year ended March 31, 2003, the Company and certain subsidiaries recorded a net periodic benefit cost of ¥24,857 million which was generated as the result of adopting EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities."

For the years ended March 31, 2004 and 2003, net gain on sale and disposal of rental assets and other property, classified as "Other income," amounted to ¥1,715 million ($16,179 thousand) and ¥23,658 million, respectively, while net loss on sale and disposal of rental assets and other property of ¥15,150 million was included in "Other deductions" for the year ended March 31, 2002.

21. NET INCOME (LOSS) PER SHARE INFORMATION

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

	Number of shares		
	2004	2003	2002
Weighted average number of shares on which basic net income (loss) per share is calculated	**3,303,624,737**	3,351,624,705	3,337,850,007
Effect of dilutive securities:			
6th series convertible debentures	**–**	–	–
7th series convertible debentures	**–**	–	–
Stock option	**134,551**	–	–
Number of shares on which diluted net income (loss) per share is calculated	**3,303,759,288**	3,351,624,705	3,337,850,007

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Net income (loss) applicable to common stockholders	**¥15,876**	¥27,867	¥(483,837)	**$149,774**
Effect of dilutive securities:				
6th series convertible debentures	**–**	–	–	
7th series convertible debentures	**–**	–	–	
Other	**(192)**	(402)	–	**(1,812)**
Net income (loss) on which diluted net income (loss) per share is calculated	**¥15,684**	¥27,465	¥(483,837)	**$147,962**

	Yen			U.S. dollars
Net income (loss) per share:				
Basic	**¥4.81**	¥8.31	¥(144.95)	**$0.05**
Diluted	**4.75**	8.19	(144.95)	**0.04**

The net loss per share computation for the year ended March 31, 2002 excludes all series convertible debentures because their effect would have been antidilutive. The net income per share computation for the years ended March 31, 2003 and 2004 excludes 6th and 7th series convertible debentures because their effect would have been antidilutive. In addition, 6th series convertible debentures were redeemed in September 2003.

22. SUPPLEMENTARY INCOME INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Research and development expense	**¥371,825**	¥377,154	¥415,448	**$3,507,783**
Advertising expense	**48,512**	52,165	55,075	**457,660**
Rent	**142,649**	156,552	155,237	**1,345,745**
Exchange (gain) loss	**17,484**	18,262	(7,424)	**164,943**

23. SUPPLEMENTARY CASH FLOWS INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Cash paid during the year for:				
Interest	**¥32,128**	¥35,932	¥ 52,881	**$303,094**
Income taxes	**93,858**	94,013	159,132	**885,453**

Convertible debentures issued by the Company of ¥1 million ($9 thousand) in 2004 and ¥556 million in 2002 were converted into common stock. Convertible debentures issued by subsidiaries of ¥6,769 million ($63,858 thousand) in 2004, ¥4,728 million in 2003 and ¥579 million in 2002 were converted into subsidiaries' common stock. Capital lease assets of ¥3,998 million ($37,717 thousand) in 2004, ¥4,050 million in 2003 and ¥3,874 million in 2002 were capitalized.

The proceeds from sale of securities classified as available-for-sale discussed in note 4 are included in both "(Increase) decrease in short-term investments" and "Proceeds from sale of investments and subsidiaries' common stock" on the consolidated statements of cash flows.

24. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 35% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company's financing subsidiaries in London, New York and Singapore issue U.S. dollar denominated, variable rate, medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company's principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with the Company's policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company's and certain subsidiaries' exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

The Company and certain financing subsidiaries mainly finance a portion of their operations by long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, the Company and certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, the Company and certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Interest charges for the year ended March 31, 2004 include losses of ¥1,098 million ($10,358 thousand) which represents the component excluded from the assessment of hedge effectiveness.

Cash flow hedge

Foreign currency exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2004, 2003 and 2002.

It is expected that approximately ¥231 million ($2,179 thousand) of gains recorded in AOCI relating to existing forward exchange contracts will be reclassified into other income and other deductions during the year ending March 31, 2005.

As of March 31, 2004, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 50 months.

Interest rate exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2004, 2003 and 2002 include losses of ¥356 million ($3,358 thousand), losses of ¥497 million and gains of ¥667 million, respectively, which represents the component excluded from the assessment of hedge effectiveness. Interest charges for the year ended March 31, 2004 include losses of ¥257 million ($2,425 thousand) which represents the component of the hedging ineffectiveness.

During the year ending March 31, 2005, approximately ¥33 million ($311 thousand) of losses recorded in AOCI related to the interest rate swaps are expected to be reclassified into interest charges as a yield adjustment of the hedged debt obligations.

The contract or notional amounts of derivative financial instruments held as of March 31, 2004 and 2003 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Forward exchange contracts:			
To sell foreign currencies	**¥235,750**	¥187,093	**$2,224,057**
To buy foreign currencies	**29,462**	27,584	**277,943**
Cross currency swap agreements:			
To sell foreign currencies	**23,896**	51,789	**225,434**
To buy foreign currencies	**132,842**	128,717	**1,253,226**
Interest rate swaps	**445,609**	484,961	**4,203,858**
Option contracts	**8,708**	828	**82,151**

25. CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

26. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investment in securities

The fair value of investment in securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the Company's and its subsidiaries' incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements, interest rate swaps and option contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2004 and 2003 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2004		2003		2004	
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investment in securities:						
Short-term investments	**¥ 177,949**	**¥ 177,949**	¥ 186,972	¥ 186,972	**$ 1,678,764**	**$ 1,678,764**
Investments and advances	**312,484**	**312,489**	299,143	299,138	**2,947,962**	**2,948,009**
Derivatives (Assets):						
Forward exchange contracts	**3,422**	**3,422**	668	668	**32,283**	**32,283**
Cross currency swap agreements	**1,961**	**1,961**	279	279	**18,500**	**18,500**
Interest rate swaps	**2,024**	**2,024**	1,921	1,921	**19,094**	**19,094**
Option contracts	**3**	**3**	10	10	**28**	**28**
Long-term debt	**(1,873,749)**	**(1,893,728)**	(2,014,738)	(2,064,192)	**(17,676,878)**	**(17,865,358)**
Derivatives (Liabilities):						
Forward exchange contracts	**(353)**	**(353)**	(1,333)	(1,333)	**(3,330)**	**(3,330)**
Cross currency swap agreements	**(8,610)**	**(8,610)**	(3,045)	(3,045)	**(81,226)**	**(81,226)**
Interest rate swaps	**(3,669)**	**(3,669)**	(3,853)	(3,853)	**(34,613)**	**(34,613)**
Option contracts	**(60)**	**(60)**	(3)	(3)	**(566)**	**(566)**

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31, 2004 and 2003 totaled ¥77,242 million ($728,698 thousand) and ¥75,860 million, respectively.

27. MERGER AND ACQUISITION

On May 28, 2002, the Company signed a share exchange agreement with Hitachi Unisia Automotive, Ltd., former UNISIA JECS Corporation (UJ), to assume full ownership of UJ by exchanging 0.197 shares of the Company's common stock for each share of UJ common stock outstanding. The Company and UJ obtained third party valuations of the respective share prices which were used as a basis in negotiating the share exchange ratio. On October 1, 2002, the Company issued 25,143,245 shares of common stock, in the amount of ¥23,635 million based on the quoted market price of ¥940 per share as of the announcement date, April 18, 2002, for exchange with the UJ registered shareholders as of September 30, 2002.

UJ manufactures automotive systems and components that support every area of basic vehicle function. The Company has strategically targeted the automotive products business and the purpose of making UJ a wholly owned subsidiary is to further expand this business.

The effects of the acquisition to the balance sheet as of October 1, 2002 are as follows:

	Millions of yen
Current assets	¥ 68,427
Non-current assets	121,248
Goodwill	10,435
Current liabilities	(99,453)
Non-current liabilities	(76,120)
Net assets acquired	(23;635)
Net assets previously acquired	(902)

The results of operations of UJ for the period from October 1, 2002 to March 31, 2003 are included in the accompanying consolidated statements of income. On a pro forma basis, revenue, net income and the per share information of the Company, with assumed acquisition dates for UJ of April 1, 2002 and 2001, respectively, would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2003 and 2002.

On December 31, 2002, the Company purchased a majority ownership interest in a company to which the hard disk drive operations and related intellectual property portfolio had been transferred from International Business Machines Corp. (IBM) for a total cash purchase price (excluding acquisition costs) of ¥222,262 million, including certain purchase price adjustments subsequent to the initial purchase date. The purchase price and the amount of goodwill recorded upon acquisition may be reduced. The purchase price is payable in three installments, of which the first two installments were paid in the years ended March 31, 2003 and 2004, with the remaining payment due in December 2005.

On January 1, 2003, this company began operating as Hitachi Global Storage Technologies Netherlands B.V. (HGST). HGST offers a full array of hard disk drives and this acquisition will complement and expand the Company's product portfolio, production capacity, research and development and distribution channels globally.

Upon closing, the Company obtained full voting rights to HGST and, as a result, has consolidated all of its assets and liabilities in the consolidated balance sheet, with the remaining installment payments recorded as liabilities.

The amounts assigned to each major asset and liability caption of HGST at the acquisition date are as follows:

	Millions of yen
Current assets	¥ 94,865
Non-current assets	184,326
Goodwill	15,138
Current liabilities	(35,948)
Non-current liabilities	(32,159)
Net assets acquired	(226,222)

The purchase price upon closing is as follows:

	Millions of yen
Cash paid to IBM in the year ended March 31, 2003 and 2004	¥180,251
Cash to be paid to IBM	42,011
Direct acquisition costs	3,960
Total purchase price	¥226,222

In-process research and development assets amounting to ¥2,787 million have been acquired as part of the purchase and have been written off at the date of acquisition as these assets are considered as not having alternative use. The write-off has been recorded as selling, general and administrative expenses.

The results of operations of the acquired company beginning on December 31, 2002 are included in the accompanying consolidated statements of income. On a pro forma basis, revenue, net loss and the per share information of the Company, with assumed acquisition dates of April 1, 2002 and 2001, respectively, are as follows:

	Unaudited	
	Millions of yen	
	2003	2002
Revenue	¥8,541,202	¥8,480,778
Net loss	(149,891)	(529,055)

	Yen	
	2003	2002
Basic net loss	¥(44.72)	¥(158.50)
Diluted net loss	(44.84)	(158.50)

28. STOCK OPTION PLANS

The Company has three stock option plans under which non-employee directors, executive officers and certain employees have been granted stock options to purchase the Company's common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant and are exercisable from one year after the date of grant and expire four or five years after the date of grant. The Company recognized no compensation expense related to employee stock options for the years ended March 31, 2004, 2003 and 2002.

A summary of stock option plans activity for the years ended March 31, 2004, 2003 and 2002 is as follows:

	2004		2003		2002		**2004**
	Stock options (shares)	Weighted-average exercise price	Stock options (shares)	Weighted-average exercise price	Stock options (shares)	Weighted-average exercise price	Weighted-average exercise price
Outstanding at beginning of year	**1,165,000**	**¥1,314**	1,437,000	¥1,314	527,000	¥1,451	**$12**
Granted	**1,305,000**	**561**	–	–	1,090,000	1,270	**5**
Forfeited	**(276,000)**	**1,315**	(272,000)	1,311	(180,000)	1,451	**12**
Outstanding at end of year	**2,194,000**	**¥ 866**	1,165,000	¥1,314	1,437,000	¥1,314	**$ 8**

	2004	2003	2002
Weighted-average remaining contractual life	**2.8 years**	3.1 years	4.1 years
Options exercisable at end of year	**889,000 shares**	1,165,000 shares	347,000 shares

The exercise prices of the stock options outstanding as of March 31, 2004 are ¥1,451 ($13.69), ¥1,270 ($11.98) and ¥561 ($5.29).

In addition, in April 2004, the Board of Directors decided to propose the adoption of stock option plans for non-employee directors, executive officers and certain employees to the general shareholders' meeting to be held in June 2004. In accordance with the proposals, up to 1,500,000 options to purchase of the Company's common stock will be granted at exercise prices not less than market value at the date of grant, and are exercisable from one year after the date of grant and expire four years after the date of grant.

ERNST & YOUNG

To the Stockholders and Board of Directors of
Hitachi, Ltd.:

We have audited the accompanying consolidated balance sheet of Hitachi, Ltd. and subsidiaries as of March 31, 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated balance sheet of Hitachi, Ltd. and subsidiaries as of March 31, 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended March 31, 2003 were audited by other auditors whose report dated May 15, 2003 expressed a qualified opinion on those statements with respect to the omission of segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America. Such disclosure is not required by foreign issuers in Securities Exchange Act filings with the United States Securities and Exchange Commission.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the omission of segment information, as discussed in the third paragraph, the consolidated financial statements as of and for the year ended March 31, 2004 present fairly, in all material respects, the consolidated financial position of Hitachi, Ltd. and subsidiaries as of March 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also recomputed the translation of the consolidated financial statements as of and for the year ended March 31, 2004 into United States dollars. In our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis described in Note 3.

Ernst & Young Shinnihon

Tokyo, Japan
May 12, 2004

FIVE-YEAR SUMMARY

Hitachi, Ltd. and Subsidiaries

					Millions of yen
	2004	2003	2002	2001	2000
For the year:					
Revenues	**¥8,632,450**	¥ 8,191,752	¥7,993,784	¥ 8,416,982	¥8,001,203
Operating income (loss) (note)	**184,863**	152,967	(117,415)	342,312	174,364
Net income (loss)	**15,876**	27,867	(483,837)	104,380	16,922
Cash dividends declared	**26,385**	20,107	10,013	36,716	20,026
Capital investment (Property, plant and equipment)	**816,547**	787,496	856,279	971,095	574,642
Depreciation (Property, plant and equipment)	**436,053**	480,274	529,418	505,507	541,253
R&D expenditures	**371,825**	377,154	415,448	435,579	432,342
At year-end:					
Total assets	**9,590,322**	10,179,389	9,915,654	11,246,608	9,983,361
Net property, plant and equipment	**2,232,862**	2,601,050	2,514,424	2,674,957	2,554,749
Stockholders' equity	**2,168,131**	1,853,212	2,304,224	2,861,502	2,987,687
					Yen
Per share information:					
Net income (loss):					
Basic	**¥ 4.81**	¥ 8.31	¥(144.95)	¥ 31.27	¥ 5.07
Diluted	**4.75**	8.19	(144.95)	30.32	4.99
Net income (loss) per ADS (representing 10 shares):					
Basic	**48**	83	(1,450)	313	51
Diluted	**47**	82	(1,450)	303	50
Cash dividends declared	**8.0**	6.0	3.0	11.0	6.0
Cash dividends declared per ADS (representing 10 shares)	**80**	60	30	110	60
Stockholders' equity	**657.42**	550.76	690.28	857.27	895.08
Number of employees	**326,344**	339,572	321,517	340,939	337,911

Note: In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses, special termination benefits and the losses resulting from the remeasurement of the obligation upon adoption of EITF Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," are included as part of operating income (loss) for the years ended March 31, 2004, 2003 and 2002. See the consolidated statements of operations and notes 18, 19 and 20 to the consolidated financial statements.

The restructuring charges mainly represent impairment losses incurred with the reorganization of our business structures, and as the result of the Company and its subsidiaries reviewing and reshaping the business portfolio. The restructuring charges and net loss on sale and disposal of rental assets and other property for the years ended March 31, 2001 and 2000 totaled ¥8,814 million and ¥72,819 million, respectively.

CORPORATE DATA

(As of March 31, 2004)

CORPORATE NAME
Hitachi, Ltd.
(Kabushiki Kaisha Hitachi Seisakusho)

PRINCIPAL OFFICE
6, Kanda-Surugadai 4-chome,
Chiyoda-ku, Tokyo 101-8010, Japan

FOUNDED
1910 (Incorporated in 1920)

NUMBER OF EMPLOYEES
326,344

NUMBER OF SHARES ISSUED
Common Stock: 3,368,124,876 shares

NUMBER OF SHAREHOLDERS
410,937

TRANSFER AGENT FOR THE SHARES
Tokyo Securities Transfer Agent Co., Ltd.
5-1, Marunouchi, 1-chome, Chiyoda-ku,
Tokyo, 100-0005, Japan
TEL: +81-3-3212-4611

*Tokyo Securities Transfer Agent will change address, as shown below, on July 20, 2004. The phone number will remain the same.

4-2, Marunouchi, 1-chome, Chiyoda-ku,
Tokyo, 100-0005, Japan

DEPOSITARY AND REGISTRAR FOR AMERICAN DEPOSITARY RECEIPTS
(New York Stock Exchange Listed Symbol — HIT)
Citibank, N.A.
111 Wall Street, 20th Floor
New York, New York 10005, USA

TEL: U.S.A. 1-877-CITI-ADR (248-4237) (toll-free)
International +1-816-843-4281
E-mail: citibank@shareholders-online.com
URL: www.citigroup.com/adr

OVERSEAS STOCK EXCHANGE LISTINGS
Luxembourg, Frankfurt, Amsterdam,
Paris and New York stock exchanges

JAPANESE STOCK EXCHANGE LISTINGS
Tokyo, Osaka, Nagoya, Fukuoka
and Sapporo stock exchanges

INDEPENDENT AUDITORS
Ernst & Young ShinNihon

URL
http://www.hitachi.com

FOR FURTHER INFORMATION, PLEASE CONTACT:
INVESTOR RELATIONS

JAPAN
Hitachi, Ltd.
6, Kanda-Surugadai 4-chome,
Chiyoda-ku, Tokyo 101-8010
TEL: +81-3-3258-1111
E-mail: IR@hdq.hitachi.co.jp

U.S.A.
Hitachi America, Ltd.
2000 Sierra Point Parkway, Brisbane,
California 94005-1835
TEL: +1-650-244-7902
E-mail: investor.info@hal.hitachi.com

U.K.
Hitachi Europe Ltd.
Whitebrook Park, Lower Cookham Road,
Maidenhead Berkshire SL6 8YA
TEL: +44-1628-585379
E-mail: investor.info@hitachi-eu.com

CHINA
Hitachi (China) Investment, Ltd.
18F Beijing Fortune Bldg.,
5 Don San Huan Bei Lu, Cao Yang District, Beijing 100004
TEL: +86-10-6590-8141
E-mail: investor.info@hitachi.cn

HITACHI
Inspire the Next

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